                               Robertson-Ceco
                                 Corporation
                             1993 Annual Report

Robertson-Ceco Corporation provides commercial and industrial construction products and services worldwide. The Company and its subsidiaries currently op-erate in three segments: (1) the Metal Buildings Group, which is engaged in the manufacture, sale and installation of pre-engineered metal buildings for com-mercial and industrial users; (2) the Building Products Group, which provides construction services and at certain locations is engaged in the manufacture, sale and installation of non-residential building components, including wall, roof and floor systems; and (3) the Concrete Construction Group, which is en-gaged in the provision of subcontracting services for forming poured-in-place, reinforced concrete buildings. Most of the products and services which the Com-pany manufactures and sells are used in the construction of buildings, includ-ing commercial and industrial buildings, schools, offices, hospitals and multi-family dwellings.



TABLE OF CONTENTS

To Our Stockholders                1
Financial Statements               3
Report of Independent Ac-
 countants                        22
Financial Review                  23
Five Year Summary                 30
Officers and Directors     inside back cover
Investor Information       inside back cover

TO OUR STOCKHOLDERS
Dear Fellow Stockholders:

1993 was a year of financial and operational challenges for Robertson-Ceco Cor-poration. In May 1993, we closed a new five year $35 million credit facility with Foothill Capital Corporation and in July 1993, we completed an exchange offer which enabled us to eliminate $46 million of long-term debt. Further, in the fourth quarter of 1993 we completed the divestiture of our U.K. subsidiary, a $10 million sale of stock and assets, and the conversion of a $4 million note payable to equity.

Enclosed is the annual report of the Company for the year ended December 31, 1993. Please refer to the section titled Financial Review. Under that heading as well as in the financial statements, the 1993 results and accomplishments are discussed.

On behalf of all stockholders, we have thanked our many talented and dedicated employees for their invaluable services to Robertson-Ceco. Their continuing loyalty to the Company is key to our meeting the challenges facing us in 1994.

March 30, 1994


/s/ Andrew G. C. Sage, II    /s/ Michael E. Heisley
Andrew G. C. Sage, II        Michael E. Heisley
Chairman                     Chief Executive Officer
                             and Vice Chairman

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31

           (In thousands, except share data)           1991      1992      1993
===============================================================================
REVENUE    Net product sales                      $ 452,108  $287,592  $277,367
           Construction and other services          199,345   113,361   102,539
           --------------------------------------------------------------------
             Total                                  651,453   400,953   379,906
           --------------------------------------------------------------------
COSTS AND  Product costs                            399,114   244,373   237,685
EXPENSES   Construction and other services          178,368   108,443    85,934
           --------------------------------------------------------------------
             Cost of sales                          577,482   352,816   323,619
           Selling, general and administrative      101,929    79,188    59,190
           Restructuring expense                     34,776    11,858        --
           --------------------------------------------------------------------
             Total                                  714,187   443,862   382,809
           --------------------------------------------------------------------
           Operating income (loss)                  (62,734)  (42,909)   (2,903)
           --------------------------------------------------------------------
           Other income (expense)
            Interest expense                        (20,910)  (15,319)  (10,762)
            Gain (loss) on businesses sold/held
             for sale                               (25,371)   (1,132)   (9,700)
            Other income (expense)--net               2,012    (6,783)      771
           --------------------------------------------------------------------
             Total                                  (44,269)  (23,234)  (19,691)
           --------------------------------------------------------------------
           Income (loss) from continuing opera-
            tions before provision for taxes on
            income                                 (107,003)  (66,143)  (22,594)
           Provision for taxes on income              2,030     1,205         9
           --------------------------------------------------------------------
           Income (loss) from continuing opera-
            tions                                  (109,033)  (67,348)  (22,603)
           --------------------------------------------------------------------
           Loss from discontinued operations        (15,769)   (3,797)   (2,500)
           --------------------------------------------------------------------
           Income (loss) before extraordinary
            item and cumulative effect of ac-
            counting change                        (124,802)  (71,145)  (25,103)
           --------------------------------------------------------------------
           Extraordinary gain on debt exchange           --        --     5,367
           --------------------------------------------------------------------
           Cumulative effect of accounting change        --        --    (1,200)
           --------------------------------------------------------------------
           Net income (loss)                      $(124,802) $(71,145) $(20,936)
           ====================================================================
EARNINGS   Continuing operations                  $ (124.49) $ (76.69) $  (3.65)
(LOSS) PER Discontinued operations                   (17.95)    (4.31)     (.40)
COMMON     Extraordinary item                            --        --       .86
SHARE      Cumulative effect of accounting change        --        --      (.20)
           --------------------------------------------------------------------
           Net income (loss)                      $ (142.44) $ (81.00) $  (3.39)
           ====================================================================
           Weighted average number of common
            shares outstanding                          878       880     6,217
           ====================================================================

          See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
December 31

        (In thousands)                                          1992     1993
=============================================================================
ASSETS
        Current assets
         Cash and cash equivalents                          $  7,220 $ 15,666
         Restricted cash                                          --    3,138
         Accounts and notes receivable, less allowance for
          doubtful accounts: 1992, $4,653; 1993, $3,255       72,931   58,062
         Inventories                                          28,041   21,417
         Other current assets                                  5,154    3,218
        ---------------------------------------------------------------------
            Total current assets                             113,346  101,501
        ---------------------------------------------------------------------



        Restricted cash                                       23,962       --
        ---------------------------------------------------------------------
        Property--at cost
         Land and land improvements                            3,510    3,074
         Buildings and building equipment                     20,692   14,382
         Machinery and equipment                              64,714   42,210
         Construction in progress                              4,749    3,065
        ---------------------------------------------------------------------
          Total                                               93,665   62,731
         Less accumulated depreciation                        49,064   29,658
        ---------------------------------------------------------------------
            Property--net                                     44,601   33,073
        ---------------------------------------------------------------------
        Assets held for sale                                   7,607    4,289
        ---------------------------------------------------------------------
        Excess of cost over net assets of acquired busi-
         nesses, less accumulated
         amortization: 1992, $2,601; 1993, $3,430             29,923   29,094
        ---------------------------------------------------------------------
        Other non-current assets                              12,931   13,866
        ---------------------------------------------------------------------
            Total assets                                    $232,370 $181,823
        =====================================================================

          See Notes to Consolidated Financial Statements.

                        (In thousands, except share data)                    1992       1993
                ============================================================================
LIABILITIES     Current liabilities
                 Loans payable                                  $   8,024  $   1,054
                 Current portion of long-term debt                 67,420        390
                 Accounts payable, principally trade               42,831     36,480
                 Insurance liabilities                             16,434     11,225
                 Other accrued liabilities                         79,837     47,644
                --------------------------------------------------------------------
                    Total current liabilities                     214,546     96,793
                --------------------------------------------------------------------
                Long-term debt, less current portion                1,426     45,084
                --------------------------------------------------------------------
                Long-term insurance liabilities                    11,990     14,770
                --------------------------------------------------------------------
                Long-term pension liabilities                       9,992     16,881
                --------------------------------------------------------------------
                Reserves and other liabilities                     28,605     24,958
                --------------------------------------------------------------------
                Commitments and contingencies

STOCKHOLDERS'   Preferred stock, cumulative convertible
EQUITY           Par value per share: $.01
(DEFICIENCY)     Authorized shares: 5,500,000
                 Issued shares: 1992-500,000; 1993-0                    5         --
                Common stock
                 Par value per share $.01
                 Authorized shares: 30,000,000
                 Issued shares: 1992-880,553; 1993-16,336,655         145        163
                Capital surplus                                   129,128    172,682
                Warrants                                            6,042      6,042
                Retained earnings (deficit)                      (156,583)  (177,519)
                Excess of additional pension liability over
                 unrecognized prior service cost                   (1,711)    (8,139)
                Deferred compensation                                  --     (1,551)
                Foreign currency translation adjustments          (11,215)    (8,341)
                --------------------------------------------------------------------
                    Stockholders' equity (deficiency)             (34,189)   (16,663)
                --------------------------------------------------------------------
                    Total liabilities and stockholders' equity
                     (deficiency)                               $ 232,370  $ 181,823
                ====================================================================

                 See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31

                (In thousands)                                                                  1991      1992      1993
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS      Net income (loss)                                                          $(124,802) $(71,145) $(20,936)
FROM            Adjustments to reconcile net income (loss)
OPERATING         to net cash provided by (used for) operating activities:
ACTIVITIES                Depreciation and amortization                                       11,212     7,458     6,694
                          Amortization of discount on debentures and debt issuance costs       8,759       303     1,008
                          Loss on businesses sold/held for sale                               25,371     1,132     9,700
                          Cumulative effect of accounting change                                  --        --     1,200
                          Extraordinary gain on debt exchange                                     --        --    (5,367)
                         (Income) loss on sale of business segment                            16,587      (133)       --
                         Provisions for:
                              Bad debts and losses on erection contracts                       3,684     3,526     2,658
                              Rectification and other costs                                    8,179     3,719     4,203
                              Restructuring expense                                           34,776    11,858        --
                              (Income) loss from and writedown of equity investment              (20)    6,161        --
                              Loss on discontinued operations                                  8,165     3,930     2,500
                         Changes in assets and liabilities, net of divestitures:
                              Decrease in accounts and notes receivable                       12,560    22,463     2,698
                              Decrease in inventories                                          6,117     5,967     2,765
                              (Increase) decrease in restricted
                               cash                                                            1,988   (23,962)   20,824
                              Increase (decrease) in accounts
                               payable, principally trade                                    (11,726)   (1,955)    2,672
                              Net changes in other assets and
                               liabilities                                                   (11,593)  (43,762)  (29,962)
                --------------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                         (10,743)  (74,440)      657
                --------------------------------------------------------------------------------------------------------
CASH FLOWS      Capital expenditures                                                          (8,218)   (3,221)   (5,503)
FROM            Proceeds from sales of property, plant and equipment                           2,686       736     2,986
INVESTING       Proceeds from sales of businesses                                                 --   142,707        --
ACTIVITIES      Proceeds from sales of assets held for sale                                    1,473     4,072     1,563
                --------------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                          (4,059)  144,294      (954)
                --------------------------------------------------------------------------------------------------------
CASH FLOWS      Net payments on short-term borrowings                                         (7,556)   (3,885)     (624)
FROM            Proceeds from long-term debt borrowings                                        4,698        --     5,000
FINANCING       Payments on revolving credit arrange ments                                  (126,938)  (64,300)       --
ACTIVITIES      Proceeds from revolving credit arrangements                                  145,538     5,200        --
                Payments on long-term debt borrowings                                         (4,634)   (7,680)   (2,283)
                Proceeds from common stock issued                                                247        10     7,000
                Preferred stock dividends paid                                                  (281)       --        --
                --------------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                          11,074   (70,655)    9,093
                --------------------------------------------------------------------------------------------------------
                Effect of foreign exchange rate changes on cash                                  207      (727)     (350)
                --------------------------------------------------------------------------------------------------------
                NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          (3,521)   (1,528)    8,446
                CASH AND CASH EQUIVALENTS--BEGINNING OF PERIOD                                12,269     8,748     7,220
                --------------------------------------------------------------------------------------------------------
                CASH AND CASH EQUIVALENTS--END OF PERIOD                                   $   8,748  $  7,220  $ 15,666
                ========================================================================================================
                Supplemental Cash Flow Data
                    Cash payments made for:
                     Interest                                                              $  11,458  $  3,387  $  2,301
                ========================================================================================================
                     Income taxes                                                          $   3,045  $    572  $    627
                ========================================================================================================

                 See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                             Excess of
                                                                            Additional
                                                                                Pension
                                                                             Liability
                           Cumulative                                              Over                  Foreign
                          Convertible                           Retained   Unrecognized                 Currency
(In thousands except        Preferred Common  Capital           Earnings  Prior Service     Deferred Translation
share data)                     Stock  Stock  Surplus Warrants (Deficit)           Cost Compensation Adjustments
================================================================================================================
BALANCE DECEMBER 31,
 1990                        $  5      $144  $129,097  $6,042  $  39,589     $  (825)     $    --     $(18,507)
Net loss for the year                                          (124,802)
Cash dividends on pre-
 ferred stock,
 $.56 per share                                  (56)              (225)
Stock issued for em-
 ployee stock purchase
 and savings plans
 (3,103 shares)                           1      196
Stock issued to direc-
 tors (809 shares)                                50
Change in excess of ad-
 ditional pension lia-
 bility over unrecog-
 nized prior service
 cost                                                                        (2,785)
Foreign currency trans-
 lation
 Adjustments for the
  year                                                                                                    929
 Writedown of investment                                                                               11,021
- ----------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31,
 1991                           5       145   129,287   6,042    (85,438)     (3,610)         --        (6,557)
Net loss for the year                                           (71,145)
Dividends payable on
 preferred stock,
 $.34 per share                                 (169)
Stock issued to direc-
 tors (410 shares)                                10
Change in excess of ad-
 ditional pension lia-
 bility over unrecog-
 nized prior service
 cost                                                                          1,899
Foreign currency trans-
 lation adjustments for
 the year                                                                                              (4,658)
- ----------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31,
 1992                           5       145   129,128   6,042   (156,583)     (1,711)         --       (11,215)
Net loss for the year                                           (20,936)
Dividends payable on
 preferred stock,
 $.23 per share                                 (112)
Stock issued to direc-
 tors (5,635 shares)                              25
Exchange Offer                 (5)      (35)  31,022
Conversion of Facility
 Note (1,374,292 shares)                 14    4,107
Stock issued (3,333,333
 shares)                                 33    6,967
Change in excess of ad-
 ditional pension lia-
 bility over unrecog-
 nized prior service
 cost                                                                        (6,428)
Issuances under employee
 plans, net                               6    1,545                                      (1,551)
Foreign currency trans-
 lation
 Adjustments for the
  year                                                                                                 (1,705)
 Writedown from sale of
  the U.K. Subsidiary                                                                                   4,579
- ----------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31,
 1993                        $ --      $163  $172,682  $6,042  $(177,519)    $(8,139)     $(1,551)    $ (8,341)
================================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF ACCOUNTING POLICIES
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Robertson-Ceco Corporation (the "Company") and all majority-owned subsidiaries. All signifi-cant intercompany balances and transactions have been eliminated. Investments in affiliates owned 20% to 50% are accounted for under the equity method. Cer-tain previously reported amounts have been reclassified to conform to the 1993 presentation.

FOREIGN CURRENCY TRANSLATION
Asset and liability accounts of foreign subsidiaries and affiliates are trans-lated into U.S. dollars at current exchange rates. Income and expense accounts are translated at average rates. Any unrealized gains or losses arising from the translation are charged or credited to the foreign currency translation ad-justments account included in stockholders' equity (deficiency). Foreign cur-rency gains and losses resulting from transactions, except for intercompany debt of a long-term investment nature, are included in other income (expense)- net and amounted to $(320,000), $(1,088,000), and $(382,000) respectively, for the years ended December 31, 1991, 1992 and 1993.

INVENTORIES
Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") method for certain inventories and the first-in, first-out ("FIFO") method for other inventories.

PROPERTY
Property is stated at cost. Depreciation is computed for financial statement purposes by applying the straight-line method over the estimated lives of the property. For federal income tax purposes, assets are generally depreciated us-ing accelerated methods. Amortization of assets under capital leases is in-cluded with depreciation expense.

Estimated useful lives used in computing depreciation for financial statement purposes are as follows:

Land improvements                 10-25 years
Buildings and building equipment  25-33 years
Machinery and equipment            3-16 years

INCOME TAXES
The provision for income taxes is based on earnings reported in the financial statements. Deferred tax assets, when considered realizable, and deferred tax liabilities are recorded to reflect temporary differences between the tax bases of assets and liabilities for financial reporting and tax purposes.

REVENUE
Revenue from product sales is recognized generally upon passage of title, ac-ceptance at a job site, or when affixed to a building. Revenue from construc-tion services is recognized generally using the percentage-of-completion method which recognizes income ratably over the period during which contract costs are incurred. A provision for loss on construction services in progress is made at the time a loss is determinable.

INSURANCE LIABILITIES
The Company is self-insured in the U.S. for certain health insurance, worker's compensation, general liability and automotive liability, subject to specific retention levels. Insurance liabilities consist of liabilities incurred but not yet paid for such amounts.

DEFERRED REVENUES
Billings in excess of revenues earned on construction contracts are reflected in other accrued liabilities as deferred revenues. Revenues earned in excess of billings are included in accounts receivable as unbilled receivables.

EXCESS OF COST OVER NET ASSETS OF ACQUIRED BUSINESSES
The excess of cost over the net assets of acquired businesses relates to the Company's acquisitions of metal building businesses. Such costs are being amor-tized on a straight-line basis over a period of 40 years.

CASH AND CASH EQUIVALENTS
As used in the consolidated statements of cash flows, cash equivalents repre-sent those short-term investments that can be easily converted into cash and that have original maturities of three months or less.

EARNINGS (LOSS) PER COMMON SHARE
Earnings (loss) per common share is based on the weighted average number of common shares and common share equivalents outstanding during each period. War-rants to purchase common stock, outstanding stock options and restricted stock are included in earnings (loss) per share computations if the effect is not antidilutive. Earnings (loss) used in the computation, is earnings (loss), plus dividends paid or payable on preferred stock. On July 23, 1993, a 1 for 16.5 reverse split (the "Reverse Split") of the Company's common stock became effec-tive. All common stock share amounts and per share data presented herein are restated to reflect the Reverse Split.

RECENT ACCOUNTING PRONOUNCEMENTS
In May 1993, the Financial Accounting Standards Board issued SFAS No. 114, "Ac-counting by Creditors for Impairment of a Loan" and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No.

                                         Robertson-Ceco Corporation


114 and SFAS No. 115 are effective for fiscal years beginning after December 15, 1994 and December 15, 1993, respectively. The Company will implement these statements as required. The future adoption of these standards is not expected to have a material effect on the Company's consolidated financial position or results of operations.

2. RESTRUCTURING ACTIONS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
During the past several years, the Company has been adversely affected by the worldwide recession in the construction industry and as a result has incurred significant operating losses and has experienced severe liquidity problems. The Company's defaults under its loan and capital lease agreements at December 31, 1992, and its inability to generate adequate unrestricted cash to meet its cur-rent and anticipated operating requirements, along with the Company's recurring losses from operations, negative working capital, and stockholders' deficiency raised substantial doubt at December 31, 1992 about the Company's ability to continue as a going concern.

To address these problems, the Company has developed and either implemented or is in the process of implementing a number of operational and financial re-structuring plans for the Company, including reducing operating costs to meet current and expected levels of demand, liquidating or divesting of operations which do not meet the Company's strategic direction or where the amount of cash required to restructure the business exceeds the expected return within a rea-sonable period of time, and investing in remaining businesses, where appropri-ate, to realize their potential. In connection with these restructuring plans, the Company recorded restructuring charges of $34,776,000 or $39.60 per share and $11,858,000 or $13.47 per share in 1991 and 1992, respectively.

The significant operational restructuring actions which were completed during 1992 and 1993 include: staff reductions at Corporate; closure of three high-cost manufacturing plants and consolidation and rationalization at the remain-ing manufacturing plants at the Metal Buildings Group; sales and closure of certain businesses; exiting markets and manufacturing operations at certain lo-cations and other reductions in fixed costs primarily through headcount reduc-tions at the Building Products Group and closure of unprofitable sales offices; closure of equipment yards and reconditioning centers; closure of the forms manufacturing facility and reductions in operating and administrative personnel at the Concrete Construction Group. In addition, there are currently a number of restructuring programs which are ongoing and under consideration, including further reductions in work force levels and rationalization through sales, re-distribution or closure of unprofitable businesses and facilities.

The significant financial restructuring actions which were completed during 1993 include: the completion of the Company's exchange offer for the Company's 15.5% Discount Subordinated Debentures due 2000 (the "15.5% Subordinated Deben-tures") for new debt and common stock and the exchange of the Company's out-standing cumulative convertible preferred stock (the "Preferred Stock") for common stock (together with the exchange of the 15.5% Subordinated Debentures, the "Exchange Offer"); replacement of the Company's domestic credit facility (the initial funding of the credit facility occurred on May 3, 1993); signifi-cant reductions in outstanding letters of credit; renegotiation and settlement of certain operating leases in connection with the Company's downsizing activi-ties; retirement of a $4,000,000 facility fee note through issuance of 1,374,292 shares of the Company's common stock; and the sale of 3,333,333 shares of the Company's common stock and the transfer of all assets, claims and rights under a foreign construction project to an outside investor indirectly controlled by a director of the Company for $10,000,000.

OUTLOOK
Operating profits, along with bookings and backlog at the Company's Metal Buildings Group, Concrete Construction Group and certain of the Company's Building Products businesses, in particular, the Company's Asia/Australia oper-ations, have shown significant improvements throughout 1993, and in the fourth quarter of 1993 the Company recorded income from continuing operations of $662,000. The Company's North American and European Building Products opera-tions continue to be adversely affected by weak market conditions and severe competition and as a result are continuing to experience declines in revenue and incur operating losses. As discussed more fully in Note 3, in November of 1993 the Company sold its U.K. subsidiary which had accounted for a significant portion of the Company's Building Product Group's operating losses and cash flow deficit during 1993. At each of the remaining Building Products businesses which continue to operate unprofitably, the Company is evaluating various al-ternatives and has been and is continuing to implement restructuring and other actions.

The Company expects that demands on its liquidity and credit resources will continue to be significant throughout most of 1994 as a result of the antici-pated funding required for seasonal operating losses during the first quarter of 1994, expected requirements for working capital in connection with business growth and bonding requirements, and funding requirements for restructuring programs, nonrecurring cash obligations and trailing liabilities associated with sold and discontinued businesses. The Company expects to meet these re-quirements through a number of sources, including available cash which was $15,666,000 at December 31, 1993, reductions in letter of credit requirements for certain obligations, availability under domestic and foreign credit facili-ties, and to a lesser extent, through proceeds from asset sales and settlements of certain outstanding claims. To further assist in funding anticipated working capital growth requirements, on March 30, 1994, the Company received a commit-ment letter from Foothill Capital Corporation, the current lender under the Company's domestic credit facility (Note 10), which under its terms, would amend the Company's existing domestic credit facility by temporarily increasing the Company's maximum availability under the facility by $10 million from the current level of $35 million to $45 million through June 30, 1994 and would ex-pand the definition of the borrowing base (upon which availability is deter-mined) to include certain assets of the Company's Canadian operations. Under the Foothill

Capital Corporation proposal, the Company would have a one time option of ex-tending the increase in the maximum availability to $45 million through Novem-ber 30, 1994 and to $40 million through December 31, 1994. The Company is cur-rently negotiating with an outside commercial bank to participate with Foothill Capital Corporation in the credit facility and to extend the maximum availabil-ity to $45 million through the entire term of the credit facility.

Based upon the Company's current assumptions, the Company believes that avail-able liquidity and credit will be sufficient to meet its needs at least through the end of the year. In the event that the Company's business growth exceeds expectations, improvements in operating cash flow do not meet anticipated lev-els, or anticipated sources of liquidity and credit as described above do not meet expectations, the Company may be required to restrict such growth and/or may seek to raise additional capital through the sale of businesses, through further expansion of existing credit facilities or through new credit facili-ties, through a possible debt or equity offering or a combination of the above.

3. ACQUISITIONS AND DIVESTITURES
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
On November 8, 1990, H.H. Robertson Company ("Robertson") and Ceco Industries, Inc. ("Ceco Industries") merged into The Ceco Corporation ("Ceco"), a wholly-owned subsidiary of Ceco Industries, hereinafter referred to as the "Combina-tion," with Ceco continuing as the surviving corporation under the name Robert-son-Ceco Corporation (the "Company"). The Combination was accounted for using the purchase method of accounting, with Robertson deemed to be the acquiror.

On February 3, 1992, the Company sold its door businesses (the "Door Busi-ness"), acquired as part of the Combination discussed above, and certain of its U.S. domestic building products and construction businesses (the "X-1 Busi-ness") for $135,000,000 (the "Disposition"). Additionally, during the first quarter of 1992, the Company sold its floor and deck business and its South Af-rican Subsidiary for $2,400,000 and $5,300,000, respectively. The loss on the sale of the Door Business is reflected as a discontinued operation and the sale of the X-1 Business, the floor and deck business and the Company's South Afri-can Subsidiary (collectively the "Sold Businesses") are reflected as disposals of portions of a segment of a business. Revenue of the Door Business was $158,000,000 for 1991. Revenue associated with the Sold Businesses was $157,311,000 in 1991 and loss from operations was $(9,701,000) in 1991.

In the fourth quarter of 1993, the Company settled in a noncash transaction certain purchase price calculation disputes arising out of the Disposition. In connection therewith, the Company transferred to the purchaser certain real es-tate previously recorded as assets held for sale which had an approximate fair value of $1,900,000. This transaction had no effect on the 1993 Consolidated Statement of Operations.

On November 9, 1993, the Company sold, for no cash consideration, its subsidi-ary located in the United Kingdom (the "U.K. Subsidiary") which operated as part of the Company's Building Products Group. In connection with the sale, the Company recorded a charge of $9,700,000 in the quarter ended September 30, 1993. The operating results and cash flows of the U.K. Subsidiary are included in the accompanying financial statements for 1991 and 1992 and for the period January 1, 1993 through September 30, 1993, which was determined to be the ef-fective date of the sale. After completion of the sale of the U.K. Subsidiary, the Company remains contingently liable under a $1,800,000 letter of credit guarantee which secures the former subsidiary's banking line; under an equip-ment lease which had an outstanding balance of $1,900,000 at December 31, 1993; and under certain performance guarantees which arose prior to the sale. During 1991, 1992 and the nine month period ended September 30, 1993, the U.K. Subsid-iary recorded revenues of $63,600,000, $33,700,000 and $23,100,000, respective-
ly, and losses from continuing operations of $12,000,000, $13,200,000 and $4,400,000, respectively.

The assets and liabilities of the U.K. Subsidiary at September 30, 1993, the effective date of the sale, were as follows:

(Thousands)                    September 30, 1993
=================================================
Accounts and notes receivable             $ 7,542
Inventories                                 3,089
Property, net                               8,745
Other assets                                1,860
Loans payable and debt                     (8,288)
Accounts payable                           (7,391)
Other liabilities                          (2,007)
                                          -------
                                          $ 3,550
                                          =======

The components of the $9,700,000 charge include the write-off of the net assets noted above, provisions and expenses related to the sale of $1,500,000 and a charge of $4,579,000 reflecting the write-off of the cumulative foreign cur-rency translation adjustment which previously was recorded as a component of stockholders' equity in accordance with SFAS No. 52.

During 1988, the Company adopted a formal plan to discontinue its fixed-price custom curtainwall operations. During 1989, the existing contracts related to the discontinued operation were substantially physically completed; however, several of the contracts are the subject of various disputes and litigation re-lating to performance, scope of work and other contract issues. The charges re-corded in 1991, 1992 and 1993 relate to costs incurred to provide for the set-tlement of contract disputes, litigation and rectification costs and to write-off related accounts receivable determined to be uncollectible. Such provisions are made when it is probable that a loss has been incurred and the amount of the loss can be estimated. As discussed in Note 14, the Company continues to be involved in litigation related to certain of these discontinued operations.

                                         Robertson-Ceco Corporation

The transactions described above are included in the Consolidated Statements of Operations as follows:

                                                Years Ended December 31
                                              ---------------------------
(Thousands)                                       1991     1992      1993
=========================================================================
Gain (loss) on businesses sold/held for sale
 X-1 Business                                 $(12,195) $(1,132) $     --
 South African Subsidiary                      (12,400)      --        --
 U.K. Subsidiary                                    --       --    (9,700)
 Other                                            (776)      --        --
                                              --------  -------  --------
   Total                                      $(25,371) $(1,132) $ (9,700)
                                              ========  =======  ========
Discontinued operations
 Income (loss) from discontinued operations
 Fixed price custom curtainwall               $ (8,165) $(3,930) $ (2,500)
 Door Business                                   8,983       --        --
                                              --------  -------  --------
   Total                                           818   (3,930)   (2,500)
                                              ========  =======  ========
 Income (loss) on sale of Door Business        (16,587)     133        --
                                              --------  -------  --------
   Total                                      $(15,769) $(3,797) $ (2,500)
                                              ========  =======  ========

The following unaudited proforma financial information shows the results of op-erations of the Company assuming that the sale of the Sold Businesses, sale of the U.K. Subsidiary and the Exchange Offer (see Notes 2 and 10) had occurred at the beginning of the periods presented. These results are not necessarily in-dicative of what results would have been if such transactions had occurred at the beginning of the periods presented and are not necessarily indicative of the financial condition or results of operations for any future date or period.

                                             Years Ended December 31
                                          ----------------------------
(Thousands, except per share data)
(Unaudited)                                   1991      1992      1993
======================================================================
Revenue                                   $430,563  $367,211  $356,758
Income (loss) from continuing operations  $(54,177) $(42,310) $ (1,975)
Income (loss) from continuing operations
 per common share                         $  (4.90) $  (3.83) $   (.17)

4. EQUITY INVESTMENT
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company had a 40% equity interest in Spectrum Glass Products, Inc. ("Spec-trum") which was accounted for under the equity method. On February 25, 1993, Spectrum filed a petition under Chapter 11 of the United States Bankruptcy Code and on March 19, 1993, the Bankruptcy Court approved the sale of substantially all of Spectrum's assets to an unrelated third party. At December 31, 1993, the Company is contingently liable for approximately $881,000 under a guarantee re-lating to an equipment lease which was previously held by Spectrum which was assumed by the new owner. In connection with this guarantee, the Company has pledged a mortgage interest in certain of the Company's real estate. Operating results and writedowns recognized by the Company related to its investment in Spectrum were $20,000 in 1991 and $(6,161,000) in 1992 and are included in other income (expense)-net in the accompanying Consolidated Statements of Oper-ations. There was no income (expense) related to Spectrum recognized in 1993.

5. CASH AND RELATED MATTERS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Cash and cash equivalents consisted of the following:

                                              December 31
                                           --------------
(Thousands)                                  1992    1993
=========================================================
Cash                                       $5,311 $ 2,146
Time deposits and certificates of deposit   1,909  13,520
                                           ------ -------
   Total                                   $7,220 $15,666
                                           ====== =======

At December 31, 1993, restricted cash of $459,000 was pledged primarily to sup-port various borrowing agreements and guarantees and $2,679,000 related to the Disposition was held in escrow (see Note 10).

6. ACCOUNTS RECEIVABLE
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company grants credit to its customers, substantially all of which are in-volved in the construction industry. At December 31, 1992 and 1993 the Company's accounts receivable due from customers located outside of the United States totalled $32,594,000, and $20,599,000, respectively. Accounts receivable included unbilled retainages and unbilled accounts receivable relating to con-struction contracts of $6,582,000 and $1,404,000, respectively, at December 31, 1992 and $3,624,000 and $1,463,000, respectively, at December 31, 1993. At De-
cember 31, 1992 other non-current assets included $1,175,000 of retainages due beyond one year. There were no retainages due beyond one year at December 31, 1993.

7. INVENTORIES
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Inventories consisted of the following:

                            December 31
                        ---------------
(Thousands)                1992    1993
=======================================
Finished goods          $ 1,462 $   150
Work in process          14,102   6,701
Materials and supplies   12,477  14,566
                        ------- -------
   Total                $28,041 $21,417
                        ======= =======

At December 31, 1992 and 1993, approximately 22% and 75%, respectively, of in-ventories were valued on the LIFO method. The LIFO value for those inventories approximates their FIFO value at December 31, 1992 and 1993.

8. ASSETS HELD FOR SALE
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Assets held for sale consists principally of land, buildings and equipment which are held for sale as a result of restructuring actions and other operat-ing decisions. Such assets are recorded at their estimated net realizable val-ue.

9. OTHER ACCRUED LIABILITIES
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Other accrued liabilities consisted of the following:

                                                                  December 31
                                                              ---------------
(Thousands)                                                      1992    1993
=============================================================================
Payroll and related benefits                                  $10,289 $11,496
Warranty and backcharge reserves                                5,896   4,634
Deferred revenues                                               9,512   8,892
Reserves for restructuring                                     23,497   6,039
Accrued interest                                               12,125   2,042
Other                                                          18,518  14,541
                                                              ------- -------
   Total                                                      $79,837 $47,644
                                                              ======= =======

10. DEBT
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Long-term debt consisted of the following:

                                                                  December 31
                                                              ---------------
(Thousands)                                                      1992    1993
- -----------------------------------------------------------------------------
Foothill Term Loan                                            $    -- $ 5,000
10%-12% Senior Subordinated Notes due November 1999:
 Face amount                                                       --  18,921
 Future interest payments                                          --  15,783
15.5% Discount Subordinated Debentures due November 2000       63,347   4,812
Obligations incurred under industrial development bonds with
 interest from 4% to 6%                                         1,139      --
Debt of foreign subsidiaries with interest from 6.5% to 20%
 due 1994 to 2007                                               3,378     699
Other debt with interest of 10% due 1994 to 1995                  982     259
                                                              ------- -------
   Total                                                       68,846  45,474
   Less current portion                                        67,420     390
                                                              ------- -------
   Long-term debt                                             $ 1,426 $45,084
                                                              ======= =======

The aggregate maturities of long-term debt at December 31, 1993 were as fol-lows:

(Thousands)
=============================================================================
1994                                                                  $   390
1995                                                                    1,555
1996                                                                    2,806
1997                                                                    2,820
1998                                                                    7,729
1999 and later                                                         30,556
                                                                      -------
  Total maturities of long-term debt                                   45,856
                                                                      -------
  Less unamortized discount on 15.5% Discount Subordinated Debentures     382
                                                                      -------
  Total carrying value of long-term debt                              $45,474
                                                                      =======

As described below, in connection with the Exchange Offer, all future interest payments on the Company's 10%-12% Senior Subordinated Notes have been capital-ized. For purposes of determining the debt maturities of the 10%-12% Senior Subordinated Notes, the table above assumes that interest will be paid in addi-tional notes through May 31, 1995 and subsequent interest payments are consid-ered maturities of long-term debt when currently due.

On April 12, 1993, the Company entered into a new domestic credit facility (the "Credit Facility") with Foothill Capital Corporation ("Foothill"). Under the terms of the Credit Facility, Foothill agreed to provide the Company with a term loan and a revolving line of credit of up to a maximum amount of $35.0 million. The initial funding of the Credit Facility occurred on May 3, 1993 (the "Closing Date"). Prior to entering into the Credit Facility, the Company had in place a domestic borrowing facility with Wells Fargo (the "Old Credit Agreement"). The Company was in default of certain financial covenants of the Old Credit Agreement from March 31, 1992 through the Closing Date of the Credit Facility. Under the terms of the Credit Facility, the revolving line of credit is determined based on a percentage of eligible (as defined and subject to cer-tain restrictions) accounts receivable and inventory, plus an amount equal to $10,000,000 (which is reduced by $166,667 per month commencing six months after the Closing Date), plus the amount provided by the Company as cash collateral, if any, less the amount of $5,000,000 required to be outstanding under the term loan (each together the "Borrowing Base"). At December 31, 1993, the amount of the Borrowing Base was $30,000,000 and was used to support outstanding letters of credit of $29,400,000.

The Credit Facility requires that the Company borrow $5,000,000 under the term loan and provides for additional borrowings and or issuances of commercial or standby letters of credit or guarantees of payment with respect to such letters of credit in an aggregate amount not to exceed $30,000,000, based upon avail-ability under the Borrowing Base. The term loan is evidenced by a term loan note that bears interest which is payable monthly at a rate equal to twenty-four percentage points above the reference rate (the reference rate is equiva-lent to the prime rate at designated institutions). All other obligations, ex-cluding undrawn letters of credit and letter of credit guarantees (for which there is no interest charge), bear interest at the higher of three percent above the reference rate or nine percent per annum. The Credit Facility matures five years from the Closing Date.

The Credit Facility required payment of a $350,000 commitment fee, and required on the Closing Date that the Company deliver a facility note in an amount equal to $4,000,000 (the "Facility Note"). The Facility Note was originally payable on October 31, 1993 with interest payable at the higher of the reference rate or six percent. The Company had a one time option of discharging its obliga-tions under the Facility Note, in cash, in common stock having an equivalent fair market value at the maturity date equal to the Facility Note plus accrued interest, or any combination of cash and common stock. The original settlement date was subsequently extended to November 30, 1993, at which time, the Facil-ity Note, plus accrued interest which combined were $4,123,000 were paid in full in a noncash transaction through the issuance of 1,374,292 shares of the Company's common stock to Foothill.

                                         Robertson-Ceco Corporation

As collateral for its obligations under the Credit Facility, the Company granted to Foothill a continuing security interest in and lien on substantially all of the Company's assets. The Credit Facility contains certain financial covenants with respect to the Company's tangible net worth and current ratio. In addition, there are covenants which prohibit the Company from paying divi-dends on or acquiring any of its capital stock and which either restrict or limit the Company's ability with respect to actions involving other indebted-ness, liens, mergers, acquisitions, consolidations, dispositions, investments, capital expenditures, guarantees, prepayment of debt, transactions with affili-ates and other matters.

In addition to the Credit Facility, borrowing arrangements are in place at cer-tain international locations to assist in supporting local working capital re-quirements. These arrangements are generally reviewed annually with the local banks and do not require significant commitment fees. The outstanding balance of such short-term loans payable and the weighted average interest rate at De-cember 31, was $8,024,000 and 8.77% in 1992 and $1,054,000 and 13.07% in 1993.
At December 31, 1993, the Company had in place at its international locations unused lines of credit of $961,000 and letter of credit and guarantee facili-ties of $8,851,000 of which $4,355,000 was outstanding.

At December 31, 1993 the Company had outstanding combined letters of credit and bank guarantees of $33,736,000 and performance guarantees of $4,577,000. Of these amounts, approximately $25,384,000 support reported liabilities and $12,929,000 relate to contingent liabilities.

In connection with the Disposition, the Company entered into a Letter of Credit and Reimbursement Agreement and an Escrow Agreement, whereby the purchaser pro-vided the Company with a letter of credit to guarantee certain of the Company's worker's compensation and general insurance liabilities and the Company placed certain funds in escrow. At December 31, 1993, the amount of the outstanding letter of credit which was put in place by the purchaser was $4,171,000 and the amount held in escrow by the Company was $2,679,000. Under the terms of the current agreement with the purchaser, the Company will have access to certain of the escrow cash based upon certain conditions, including reductions in the face amount of the letter of credit either through replacement of the letter of credit by the Company or reductions in the letter of credit requirements which will occur through reduction of the underlying obligations. On February 2, 1994, based upon the Company's partial reduction and replacement of $1,171,000 of the face amount of the purchaser's letter of credit, the Company was granted access to $1,080,000 of cash which was recorded as restricted at December 31, 1993.

On July 14, 1993, the Company consummated its Exchange Offer. Under the terms of the Exchange Offer, the 15.5% Subordinated Debenture holders other than Sage RHH (see Note 16) who tendered their bonds each received $407.57 in principal amount of the Company's 10%-12% Senior Subordinated Notes due 1999, plus 111.4 shares of the Company's common stock for each $1,000 aggregate principal amount of 15.5% Subordinated Debentures. Sage RHH, an investor which controlled ap-proximately 29% of the 15.5% Subordinated Debentures and 33.8% of the Company's common stock received approximately 260.4 shares of the Company's common stock for each $1,000 aggregate principal amount of 15.5% Subordinated Debentures tendered. The Company's Preferred Stock holder received 54.8 shares of common stock for each 200 shares of Preferred Stock plus accrued but unpaid dividends, which in the aggregate totaled $281,250 for all of the Preferred Stock. Pursu-ant to the Exchange Offer, $63,734,000 principal amount of 15.5% Subordinated Debentures plus accrued but unpaid interest of $17,128,000 were exchanged for an aggregate of $17,850,000 principal amount of the Company's 10%-12% Senior Subordinated Notes and 10,041,812 shares of the Company's common stock, and all 500,000 outstanding shares of the Preferred Stock were exchanged for an aggre-gate of 137,030 shares of the Company's common stock.

Interest on the 10%-12% Senior Subordinated Notes is payable semi-annually on May 31 and November 30 of each year. Interest accruing on the 10%-12% Senior Subordinated Notes through and including May 31, 1995 may, at the Company's op-tion, be paid in cash or additional 10%-12% Senior Subordinated Notes, and thereafter will be paid in cash. Interest accrues on the 10%-12% Senior Subor-dinated Notes from May 31, 1993 through and including November 30, 1994 at the rate of 10% per annum if paid in cash and 12% per annum if paid in additional 10%-12% Senior Subordinated Notes, and thereafter accrues at 12% per annum. The November 30, 1993 interest payment was paid by the Company in additional 10%- 12% Senior Subordinated Notes. The 10%-12% Senior Subordinated Notes will ma-ture November 30, 1999, and are redeemable at the Company's option, at any time in whole or from time to time in part, at the principal amount thereof plus ac-crued interest to the redemption date. Indebtedness under the 10%-12% Senior Subordinated Notes is senior to the Company's 15.5% Subordinated Debentures, and subordinate to the extent provided in the indenture to all indebtedness un-der the Company's Credit Facility with Foothill and any other indebtedness which by its terms provides that it shall be senior to the 10%-12% Senior Sub-ordinated Notes.

During the third quarter of 1993, the Company recorded an extraordinary gain from the exchange of the 15.5% Subordinated Debentures of $5,367,000. In accor-dance with SFAS No. 15, all future interest payments which are due on the 10%- 12% Senior Subordinated Notes have been recorded as part of long-term debt, and, as a result, the Company has deferred the related economic gain and will not record any future interest expense related to the 10%-12% Senior Subordi-nated Notes. On a proforma basis, assuming that the Exchange Offer occurred at the beginning of the period, interest expense for the years ended December 31, 1991, 1992 and 1993 would have been reduced by $8,545,000, $10,733,000 and
$6,491,000, respectively.

The effect of the Exchange Offer, which was a noncash transaction, on the as-sets, liabilities and stockholders' equity of the Company, was recorded in the 1993 Consolidated Balance Sheet as of the date of the Exchange Offer, and is summarized as follows:

(Thousands)
=====================================================================
Reduction in 15.5% Subordinated Debentures, net of discount  $ 58,743
Reduction in accrued interest                                  17,128
Reduction in dividends payable                                    281
Charge-off of debt and equity issuance costs                   (4,960)
Issuance of 10%-12% Senior Subordinated Notes                 (34,704)
                                                             --------
   Increase in stockholders' equity                          $ 36,488
                                                             ========

At December 31, 1993, the 15.5% Subordinated Debentures consisted of principal of $5,194,000 and unamortized discount of $382,000. The 15.5% Subordinated De-bentures, which accrete in value at the rate of 17.4% per annum, began to ac-crue cash interest December 9, 1991. The Company did not make its scheduled in-terest payments on its 15.5% Subordinated Debentures which were due on May 31, 1992, November 30, 1992, May 31, 1993 and November 30, 1993, and consequently was in default under the indenture. On February 15, 1994, the Company paid all past due interest, including interest on past due interest which in the aggre-gate approximated $1,829,000, thereby curing the event of default under the in-denture. At December 31, 1992, the 15.5% Subordinated Debentures were classi-fied as currently due and at December 31, 1993, as a result of the curing of the event of default, are classified as long-term in the Consolidated Balance Sheets.

11. RENTAL AND LEASE INFORMATION
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company leases certain facilities and equipment under operating leases. To-tal rental expense charged to the Consolidated Statements of Operations for continuing operations on operating leases was $9,031,000, $7,104,000 and $4,063,000 for 1991, 1992 and 1993, respectively. In addition, sublease rental income of $202,000, $218,000 and $140,000 respectively, was netted against rental expense in 1991, 1992, and 1993, respectively. During the years ended December 31, 1991, 1992 and 1993, the Company charged $906,000, $2,293,000 and
$4,529,000 respectively, to previously established restructuring reserves re-lated to rentals and lease settlements associated with properties which were no longer used in operations.

Future minimum rental commitments under operating leases at December 31, 1993 were as follows:

(Thousands)
==============================================================================
1994                                                                   $ 3,740
1995                                                                     2,986
1996                                                                     2,249
1997                                                                     1,190
1998                                                                       727
1999 and later                                                             122
                                                                       -------
   Total                                                               $11,014
                                                                       =======

Minimum rental commitments have not been reduced by minimum sublease rentals of $2,963,000 at December 31, 1993 which are due in the future under noncancellable subleases. The above amounts do not include rent payable under escalation clauses as the amounts are not determinable.

12. FINANCIAL INSTRUMENTS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
In December 1991, the Financial Accounting Standards Board issued SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". This statement re-quires the Company to disclose estimated fair values for its financial instru-ments, as well as the underlying methods and assumptions used in estimating fair value.

The Company enters into various types of financial instruments in the normal course of business. The estimated fair value of amounts have been determined based on available market information and based in certain cases on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

Fair values for cash and cash equivalents, restricted cash, and loans payable approximate carrying value at December 31, 1993 due to the relatively short ma-turity of these financial instruments. The fair value of long-term debt, in-cluding the current portion of long-term debt at December 31, 1993 was esti-mated to be $25,900,000 compared to a carrying value of $45,474,000.

13. TAXES ON INCOME
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Effective January 1, 1993, the Company changed its method of accounting for in-come taxes to the method required by SFAS No. 109, "Accounting for Income Tax-es". As permitted under the new standard, the Company has not restated the prior years' financial statements which had been reported using SFAS No. 96, "Accounting for Income Taxes". The adoption of SFAS No. 109 did not have a ma-terial impact on the Company's Consolidated Balance Sheets or Statements of Op-erations.

                                         Robertson-Ceco Corporation

Income (loss) from continuing operations before provision (credit) for taxes on income from continuing operations consisted of the following:

                                                      Year Ended December 31
                                                 -----------------------------
(Thousands)                                           1991      1992      1993
==============================================================================
Income (loss) from continuing operations before
 provision for taxes on income:
 Domestic.                                       $ (69,684) $(53,472) $(18,657)
 Foreign                                           (37,319)  (12,671)   (3,937)
                                                 ---------  --------  --------
   Total                                         $(107,003) $(66,143) $(22,594)
                                                 =========  ========  ========
Provision (credit) for taxes on income from
 continuing operations:
 Current:
 Foreign                                         $   1,961  $  1,205  $      9
                                                 ---------  --------  --------
   Total                                             1,961     1,205         9
                                                 ---------  --------  --------
 Deferred:
 Foreign                                                69        --        --
                                                 ---------  --------  --------
   Total                                                69        --        --
                                                 ---------  --------  --------
   Total                                         $   2,030  $  1,205  $      9
                                                 =========  ========  ========

A reconciliation between taxes computed at the U.S. statutory federal income tax rate and the provision for taxes on income from continuing operations re-ported in the Consolidated Statements of Operations follows:

                                                      Year Ended December 31
                                                   ---------------------------
(Thousands)                                            1991      1992     1993
==============================================================================
Tax provision (credit) at U.S. statutory rate      $(36,381) $(22,489) $(7,908)
Operating losses that could not be offset against
 taxable income                                      34,033    23,912    7,655
Differences between foreign and domestic tax
 rates                                                  217      (257)     139
Disposition of foreign subsidiary                     4,387        --       --
Other                                                  (226)       39      123
                                                   --------  --------  -------
Provision for taxes on income                      $  2,030  $  1,205  $     9
                                                   ========  ========  =======

The following is a summary of the significant components of the Company's net deferred tax liability at December 31, 1993:

Deferred tax assets:
 Insurance                                     $  9,098
 Interest on 10%-12% Senior Subordinated Notes    5,372
 Pensions                                         3,563
 Warranties, backcharges and job losses           3,362
 Other expenses not currently deductible         13,149
 Unlimited operating loss carryforwards           9,754
 Limited operating loss carryforwards             1,181
                                               --------
   Total tax assets                              45,479
                                               --------
Deferred tax liabilities:
 Accelerated depreciation                        (6,679)
 Other items                                     (2,920)
                                               --------
   Total tax liabilities                         (9,599)
                                               --------
   Deferred tax asset valuation allowance       (36,780)
                                               --------
   Net deferred tax liability                  $   (900)
                                               ========

At December 31, 1993, the Company has worldwide net operating loss carryforwards of $38,180,000 for tax reporting purposes which are available to offset future income without limitation. Approximately $17,758,000 of the net operating loss carryforwards relate to domestic operations and are available for use until expiration in the year 2009. The foreign net operating loss carryforwards at December 31, 1993 were $20,422,000 and expire at various dates in the years 1995 through 2004. In addition to the above, the Company has tax net operating loss carryforwards of $134,244,000, as well as a general business credit carryforward of $1,000,000, that existed as of the date of the Exchange Offer, whose use has been limited due to a "Change in Ownership", as defined in
Section 382 of the Internal Revenue Code. The Company's ability to utilize such carryforwards and credits is restricted to an aggregate potential availability of $3,375,000, with an annual limitation of approximately $225,000 through the year 2008. Additionally, these carryforwards can be used to offset income gen-erated by the sale of certain assets to the extent the gain existed at the time of the exchange. This amount and the Company's unlimited, domestic net operat-ing loss carryforwards could be further limited should another "Change in Own-ership" occur.

Undistributed earnings of consolidated foreign subsidiaries at December 31, 1993, amounted to approximately $3,520,000. No provision for income taxes has been made because the Company intends to invest such earnings permanently. If the Company were to repatriate all undistributed earnings, withholding taxes assessed in the local country would not be material to the Consolidated Finan-cial Statements at December 31, 1993.

14. CONTINGENT LIABILITIES
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Several contracts related to the discontinued custom curtainwall operations continue to be the subject of litigation. In one of the actions, the owner and the general contractor for the project have claimed the Company and Federal In-surance Company, as issuer of a performance bond in connection with the Company's work, are liable for $29.9 million in excess completion costs and de-lay damages due to the Company's alleged failure to perform its obligations un-der its subcontract. The Company has taken action to enforce a $5.0 million me-chanic's lien against the building and seeks to recover more than $10.0 million in costs and damages caused by the general contractor's breach of the subcon-tract with the Company.

The Company filed suit in state court in Iowa against the owner, general con-tractor and a subcontractor seeking payment of amounts owed to the Company and other damages in connection with a pre-engineered metal building project in An-chorage, Alaska. The general contractor subsequently filed suit in state court in Alaska against a number of parties, including the Company and its surety, alleging against the Company breach of contract, breach of implied warranties, misrepresentation and negligence in connection with the fabrication of the building and seeking damages in excess of $10.0 million. The Company believes that it is entitled to payment under its contract and that it has meritorious defenses against the claims of the general contractor.

Two separate, but related lawsuits have been filed against the Company in con-nection with a $2.4 million subcontract performed by the Company to supply cus-tom curtainwall on a commercial office building. On January 29, 1991, the gen-eral contractor filed suit in federal court in Houston, Texas, asserting claims for the owner/developer of the project as well as attempting to enforce indem-nification for a $4.0 million state court judgement against the general con-tractor by virtue of the indemnity provisions in the subcontract. The Company has filed an action in the federal court in St. Louis, Missouri, seeking a de-claratory judgement that it is not liable under the indemnity provision or for any of the owner/developer's claims. The general contractor has filed a coun-terclaim, seeking to enforce its indemnification claim as well as the assigned claims. The general contractor's counterclaim seeks indemnity of $4.0 million and unspecified damages.

There are various other proceedings pending against or involving the Company which are ordinary or routine given the nature of the Company's business. The Company has recorded a liability related to litigation where it is both proba-ble that a loss will be incurred and the amount of the loss can be reasonably estimated. While the outcome of the Company's legal proceedings cannot at this time be predicted with certainty, management does not expect that these matters will have a material adverse effect on the consolidated financial condition or results of operations of the Company.

During 1993 and through February 1994, the Company resolved and settled certain litigation relating to matters of alleged employment discrimination and alleged breaches of real estate leases by the Company. These settlements did not have a material adverse effect on the Company's 1993 Consolidated Statement of Opera-tions.

The Company has been identified as a potentially responsible party by various federal and state authorities for clean-up at various waste disposal sites. While it is often extremely difficult to reasonably quantify future environmen-tal related expenditures, the Company has engaged various third parties to per-form feasibility studies and assist in estimating the cost of investigation and remediation. The Company's policy is to accrue environmental and clean-up re-lated costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. Based upon currently available information, including the reports of third parties, man-agement does not believe that the reasonably possible loss in excess of the amounts accrued would be material to the Consolidated Financial Statements.

15. INCENTIVE PLANS, STOCK OPTIONS, WARRANTS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1986 STOCK OPTION PLAN AND 1976 STOCK OPTION PLAN
Options to purchase common stock of the Company have been granted under the Company's 1986 Stock Option Plan (the "1986 Plan") and the 1976 Stock Option Plan (the "1976 Plan"). The 1986 Plan terminated by its terms effective May 6, 1991, and the 1976 Plan terminated by its terms effective December 31, 1986. No more options may be granted under the 1986 Plan or the 1976 Plan. Stock op-tions, including stock options with stock appreciation rights granted in con-junction therewith, which were outstanding on the respective termination dates of the 1986 Plan and the 1976 Plan, continue in effect in accordance with their terms. There were no stock appreciation rights on stock options outstanding at December 31, 1993.

A summary of stock option transactions under each of the Company's plans fol-lows:

                                              Year Ended December 31
                                      --------------------------------
                                           1991       1992        1993
======================================================================
Options outstanding, January 1           26,807     31,959      21,815
Granted                                  15,152         --          --
Cancelled                               (10,000)   (10,144)    (21,330)
                                      ---------  ---------  ----------
Options outstanding at end of period     31,959     21,815         485
                                      =========  =========  ==========
Options price range at end of period  $ 33-$636  $ 33-$391  $ 184-$391
                                      =========  =========  ==========
Options exercisable at end of period     17,232      8,997         485
                                      =========  =========  ==========

All options granted under the plans are at prices which were not less than 100% of the fair value of the Company's common stock on the date the options were granted. Stock options outstanding at December 31, 1993 expire at various dates from 1995 to 1999.

LONG-TERM INCENTIVE PLAN
The Company's 1991 Long-Term Incentive Plan, (the "Long Term Incentive Plan"), as amended and restated in 1993, provides for the grant of both cash-based and stock-based awards to eligible employees of, and persons or entities providing services to the Company and its subsidiaries and provides for one-time, auto-matic stock awards to non-employee members of the Board of Directors. Under the Long-Term Incentive Plan, the Company may provide awards in the form of stock options, stock appreciation rights, restricted shares, performance awards, and other stock based awards. Currently up to 1,400,000 shares of common stock are issuable under the Long-Term Incentive Plan, subject to appropriate adjustment in certain events. Shares issued pursuant to the Long-Term Incentive Plan may be authorized and unissued shares, or shares held in treasury. Awards may be granted under the Long- Term Incentive Plan through March 19, 2001, unless the plan is terminated earlier by action of the Board of Directors. At December 31, 1993, there were 829,146 shares under the Long-Term Incentive Plan which were available for grant.

On December 22, 1993, the Company granted awards (the "1993 Awards") of 564,000 restricted shares of the Company's common stock to certain executive officers and key employees. The awards are designed to incentivize management in a man-ner which would enhance shareholder value by tying vesting provisions to achievement of performance targets representing increases in the average market value of the Company's common stock. In summary, the accelerated vesting provi-sions include comparison of future share prices to a

                                         Robertson-Ceco Corporation

pre-determined base price, each measured on a 60-day average basis , cumulative market value appreciation targets over a three year period, and a requirement of continued employment with the Company except in certain specific circum-stances. The base price for the 1993 Awards is $3.41 per share. The 1993 Awards also provide that if performance targets are not achieved by August 10, 1996, all unvested shares not forfeited will vest automatically on August 10, 2003, provided the holder is still an employee of the Company as defined in the plan. The 1993 Awards also provide for immediate vesting if a change in the control of the Company occurs, as defined, and under certain circumstances, upon the termination of one of the Company's executive officers.

The fair market value of the restricted shares, based on the market price at the date of the grant, is recorded as deferred compensation, as a component of stockholders' equity and deferred compensation expense is amortized over the period benefited.

WARRANTS
In connection with the Combination, the Company assumed 1,470,000 of outstand-ing warrants of Ceco Industries. Each warrant, which is exercisable on or be-fore December 9, 1996, provides for the right to purchase one stock unit at a price of $6.02 per unit, a unit being a fraction (as determined under the war-rants) of a share. The warrants currently provide the holders with the right to acquire an aggregate of 90,249 shares of the Company's common stock at an exer-cise price of $98.11 per share. The Company has reserved 90,249 shares of its common stock for issuance upon exercise of the warrants. These warrants are re-flected in the accompanying Consolidated Balance Sheets at their fair value at the date of acquisition.

16. RELATED PARTY TRANSACTIONS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
On September 15, 1992, Mulligan Partnership ("Mulligan") sold 297,655 shares of the Company's common stock, representing approximately 33.8% of the Company's then outstanding common stock, and $19,831,000 aggregate principal amount of the Company's 15.5% Subordinated Debentures, representing approximately 29% of the outstanding principal amount of such 15.5% Subordinated Debentures, to Sage Capital Corporation ("Sage Capital"), a Wyoming corporation.

The rights of Frontera S.A., ("Frontera") an affiliate of Mulligan, under the Stockholders Agreement dated as of June 8, 1990 among the Company, Frontera and certain other stockholders, including the right to nominate certain members of the Company's Board of Directors, terminated upon the sale by Mulligan to Sage Capital. Mulligan has assigned to Sage Capital, Mulligan's rights under the terms of a registration rights agreement dated as of November 8, 1990 between the Company and Frontera.

On November 18, 1992, the Company elected the President of Sage Capital as President and Chief Executive Officer and as a Director, and the Managing Di-rector of Sage Capital as a Director. On December 30, 1992, Sage Capital trans-ferred its shares of common stock and the 15.5% Subordinated Debentures to Sage RHH, a partnership, with Sage Capital retaining an 80% ownership in Sage RHH. As described in Note 10, Sage RHH tendered all of its 15.5% Subordinated Deben-tures in connection with the Exchange Offer.

On December 2, 1993, the Company and its wholly owned subsidiary Robertson Espanola, S.A. entered into an agreement (the "Agreement") with RC Holdings, Inc. ("RC Holdings") (formerly Heico Acquisitions, Inc.) which is indirectly controlled by a member of the Company's Board of Directors. Pursuant to the Agreement, RC Holdings, through an affiliate entity acquired 3,333,333 newly issued shares of the Company's common stock and certain inventory and interests related to the project in Madrid, Spain known as Puerta de Europa, for which the Company had been providing the curtainwall system and the owner had been placed in insolvency. The shares issued represented approximately 21.4% of the then outstanding shares of the Company after issuance of such shares. The Com-pany received an aggregate of $10 million in cash for the shares and assets. The Agreement also provides that, if RC Holdings is able to realize any pro-ceeds in connection with the Puerta de Europa project, all receipts in excess of $5 million plus expenses incurred for completion and collection, will be split equally between RC Holdings and the Company. The Agreement provides that, until the earlier of (i) December 2, 1998, (ii) the date on which RC Holdings and its affiliates no longer hold 10% of the Company's outstanding common stock or (iii) the date on which the current President of RC Holdings ceases to be a controlling person with respect to RC Holdings and its affiliates, the Board of Directors of the Company shall not elect a chief executive officer without the prior written consent of RC Holdings. On December 9, 1993, the Board of Direc-tors appointed the President and sole stockholder of RC Holdings as its chief executive officer and vice chairman of the Board of Directors.

The Company has employment agreements and severance payment plans with respect to certain of its executive officers and certain other management personnel. These agreements generally provide for salary continuation for a specified num-ber of months under certain circumstances. Certain of the agreements provide the employees with certain additional rights after a change of control of the Company, as defined, occurs.

17. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company's operations are classified into three business segments: the Metal Buildings Group, the Building Products Group, and the Concrete Construction Group. The Metal Buildings Group designs and manufactures complete pre-engi-neered metal buildings for commercial and industrial users. The Building Prod-ucts Group provides construction services and at certain locations fabricates, sells and erects the components for roof, walls and floors of non-residential buildings. The Concrete Construction Group provides a subcontracting service for forming poured-in-place, reinforced concrete buildings.

Summarized financial information for each of the Company's business segments and geographic areas of operations for the years ended December 31, 1991, 1992, and 1993 is presented below.

INFORMATION ON SEGMENTS

(Thousands)                       1991      1992      1993
==========================================================
Revenue:
 Metal Buildings Group        $200,017  $187,465  $218,338
 Building Products Group       368,085   144,426    97,319
 Concrete Construction Group    84,943    69,062    64,249
 Intersegment eliminations      (1,592)       --        --
                              --------  --------  --------
   Total                      $651,453  $400,953  $379,906
                              ========  ========  ========
Operating income (loss):
 Metal Buildings Group        $ (5,672) $  4,179  $  7,212
 Building Products Group       (36,012)  (18,146)   (6,685)
 Concrete Construction Group      (692)   (4,702)    4,518
 Corporate                     (20,358)  (24,240)   (7,948)
                              --------  --------  --------
   Total                      $(62,734) $(42,909) $ (2,903)
                              ========  ========  ========
Identifiable assets:
 Metal Buildings Group        $ 98,732  $ 84,448  $ 96,665
 Building Products Group       142,460    90,705    42,839
 Concrete Construction Group    30,776    22,055    22,736
 Businesses held for sale      143,812        --        --
 Corporate                      23,686    38,462    25,934
 Adjustments and eliminations  (16,529)   (3,300)   (6,351)
                              --------  --------  --------
   Total                      $422,937  $232,370  $181,823
                              ========  ========  ========
Capital expenditures:
 Metal Buildings Group        $  1,143  $    948  $  2,955
 Building Products Group         5,906     1,371     1,614
 Concrete Construction Group       945       649       899
 Corporate                         224       253        35
                              --------  --------  --------
   Total                      $  8,218  $  3,221  $  5,503
                              ========  ========  ========
Depreciation:
 Metal Buildings Group        $  3,305  $  2,510  $  2,419
 Building Products Group         5,654     3,106     2,348
 Concrete Construction Group       979       963     1,004
 Corporate                         454        63        94
                              --------  --------  --------
   Total                      $ 10,392  $  6,642  $  5,865
                              ========  ========  ========

INFORMATION ON GEOGRAPHIC AREAS

(Thousands)                       1991      1992      1993
==========================================================
Revenue:
 United States                $434,504  $274,027  $287,802
 Canada                         47,053    29,099    22,063
 Europe                        130,292    86,939    52,498
 Other                          55,444    24,843    21,681
 Inter-area eliminations       (15,840)  (13,955)   (4,138)
                              --------  --------  --------
   Total                      $651,453  $400,953  $379,906
                              ========  ========  ========
Operating income (loss):
 United States                $(20,196) $ (3,601) $  7,347
 Canada                        (14,449)   (2,829)    1,099
 Europe                        (11,914)  (11,131)   (5,054)
 Other                           4,183    (1,108)    1,653
 Corporate                     (20,358)  (24,240)   (7,948)
                              --------  --------  --------
   Total                      $(62,734) $(42,909) $ (2,903)
                              ========  ========  ========
Identifiable assets:
 United States                $146,315  $127,786  $125,689
 Canada                         24,407    16,716    15,013
 Europe                         84,670    52,896    13,088
 Other                          16,684    12,104    13,431
 Businesses held for sale      143,812        --        --
 Corporate                      23,686    38,462    25,934
 Adjustments and eliminations  (16,637)  (15,594)  (11,332)
                              --------  --------  --------
   Total                      $422,937  $232,370  $181,823
                              ========  ========  ========

Identifiable assets in each segment or geographic area include the assets used in the Company's operations and the excess of the purchase price over the fair value of assets acquired. Corporate assets consist primarily of cash and cash equivalents, income tax refunds receivable, restricted cash, property and equipment, assets held for sale and deferred costs related to the Credit Facil-ity. Inter-area sales are generally recorded at prices which are intended to approximate prices charged to unaffiliated customers.

18. RETIREMENT BENEFITS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company and its subsidiaries have various defined contribution and defined benefit pension plans covering substantially all of its U.S. employees and em-ployees in certain foreign countries. In connection with the Company's restruc-turing plan, the Company merged certain of its U.S. defined benefit plans ef-fective June 1, 1992 into an existing pension plan of the Company which was amended to provide future retirement benefits to all of the Company's U.S. eli-gible salary and hourly employees. Certain U.S. employees are covered by a de-fined contribution plan which provides for contributions based primarily on compensation levels. The Company also participates in numerous multi-employer plans which are administered by unions and provide defined benefits to employ-ees covered under industry collective bargaining agreements.

Benefits provided under the Company's defined benefit pension plans are primar-ily based on years of service and the employee's compensation. The

                                         Robertson-Ceco Corporation

Company's funding policy is to contribute an amount annually based upon actuar-ial and economic assumptions designed to achieve adequate funding of projected benefit obligations. Plan assets are invested in broadly diversified portfolios of government obligations, mutual funds, stocks, bonds and fixed income and eq-uity securities. The Company funds its contributions to the defined contribu-tion plan as accrued. Plan assets are invested in mutual funds. Contributions under the various union-sponsored, multi-employer plans are determined in ac-cordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Such contributions are charged against op-erations as incurred.

U.S. AND CANADIAN DEFINED BENEFIT PLANS
Net pension cost (income) consisted of the following:

                                                Year Ended December 31
                                               -------------------------
(Thousands)                                       1991     1992     1993
========================================================================
Service cost-benefits earned during the year   $ 1,311  $ 1,293  $   926
Interest cost on projected benefit obligation    4,288    5,744    5,222
Actual return on assets                         (5,486)  (6,928)  (5,536)
Net amortization and deferral                      955      543    1,355
                                               -------  -------  -------
   Net pension cost                            $ 1,068  $   652  $ 1,967
                                               =======  =======  =======


The following table sets forth the aggregate funded status of the U.S. and Ca-nadian defined benefit plans:

                                                           December 31, 1993
                                                                  Plans With
                                                     -----------------------
                                                          Assets Accumulated
                                                       Exceeding    Benefits
                                                     Accumulated   Exceeding
(Thousands)                                             Benefits      Assets
============================================================================
Actuarial present value of benefit obligation:
 Vested benefit obligation                             $8,619     $ 58,222
 Non-vested benefit obligation                             35          787
                                                       ------     --------
 Accumulated benefit obligation                         8,654       59,009
 Excess of projected benefit obligation over
  accumulated benefit obligation                          442          595
                                                       ------     --------
Projected benefit obligation                            9,096       59,604
Plan assets at fair value                              15,182       40,296
                                                       ------     --------
Projected benefit obligation (in excess of) or less
 than plan assets                                       6,086      (19,308)
Unrecognized net (gain) loss                              225        9,380
Remaining unrecognized net transition (asset)
 obligation                                              (614)         531
Adjustment required to recognize minimum liability         --       (9,315)
                                                       ------     --------
Prepaid (accrued) pension cost recognized in the
 consolidated balance sheets                           $5,697     $(18,712)
                                                       ======     ========

                                                           December 31, 1992
                                                                  Plans With
                                                     -----------------------
                                                          Assets Accumulated
                                                       Exceeding    Benefits
                                                     Accumulated   Exceeding
(Thousands)                                             Benefits      Assets
============================================================================
Actuarial present value of benefit obligation:
 Vested benefit obligation                             $ 8,942    $ 50,068
 Non-vested benefit obligation                             793         764
                                                       -------    --------
 Accumulated benefit obligation                          9,735      50,832
 Excess of projected benefit obligation over
  accumulated benefit obligation                           952         184
                                                       -------    --------
Projected benefit obligation                            10,687      51,016
Plan assets at fair value                               17,934      39,423
                                                       -------    --------
Projected benefit obligation (in excess of) or less
 than plan assets                                        7,247     (11,593)
Unrecognized net (gain) loss                               411       2,157
Remaining unrecognized net transition (asset)
 obligation                                             (1,402)        569
Adjustment required to recognize minimum liability          --      (2,542)
                                                       -------    --------
Prepaid (accrued) pension cost recognized in the
 consolidated balance sheets                           $ 6,256    $(11,409)
                                                       =======    ========

Actuarial assumptions used for the U.S. and Canadian plans were as follows:

                                               Year Ended December 31
                                               ------------------------
(Thousands)                                      1991     1992     1993
=======================================================================
Assumed discount rate U.S. plans                  8.5%     8.5%    7.25%
Assumed discount rate Canadian plan               8.5      9.5      8.0
Assumed rate of compensation increase           4-5.5    4-5.5  4.5-5.5
Expected rate of return on plan assets            9.0     9-10      9.0

OTHER FOREIGN DEFINED BENEFIT PLANS
The amounts reported below relating to other foreign defined benefit plans ex-clude in 1993 the plan of the sold U.K. Subsidiary.

Net pension cost (income) consisted of the following:

                                               Year Ended December 31
                                               ------------------------
(Thousands)                                      1991     1992     1993
=======================================================================
Service cost-benefits earned during the year   $  948  $ 1,049  $   690
Interest cost on projected benefit obligation   3,996    3,385    2,249
Actual return on assets                        (6,000)  (5,342)  (2,394)
Net amortization and deferral                   1,226    2,143      196
                                               ------  -------  -------
   Net pension cost (income)                   $  170  $ 1,235  $   741
                                               ======  =======  =======

The following table sets forth the aggregate funded status of other foreign de-fined benefit plans:

                                                               December 31
                                                                Plans with
                                                                    Assets
                                                                 Exceeding
                                                               Accumulated
                                                                  Benefits
                                                            ---------------
(Thousands)                                                    1992    1993
===========================================================================
Actuarial present value of benefit obligation
 Vested benefit obligation                                  $27,245  $1,949
 Non-vested benefit obligation                                  109      14
                                                            -------  ------
 Accumulated benefit obligation                              27,354   1,963
 Excess of projected benefit obligation over accumulated
  benefit obligation                                          6,112      74
                                                            -------  ------
Projected benefit obligation                                 33,466   2,037
Plan assets at fair value                                    28,859   2,150
                                                            -------  ------
Projected benefit obligation less than (greater than) plan
 assets                                                      (4,607)    113
Unrecognized net gain                                        10,931   1,489
Remaining unrecognized net transition asset                  (3,817)   (515)
                                                            -------  ------
Prepaid pension cost recognized in the
 consolidated balance sheets.                               $ 2,507  $1,087
                                                            =======  ======

Actuarial assumptions used for the other foreign defined benefit plans were as follows:

                                         Year Ended December 31
                                        -------------------------
(Thousands)                                1991       1992   1993
=================================================================
Assumed discount rate                    9.5-18%  9.5-10.5%  7.0%
Assumed rate of compensation increase      7-15      7-7.5   4.5
Expected rate of return on plan assets    11-19      11-13   7.5


Pension expense also included the following amounts:

                                 Year Ended December 31
                                -----------------------
(Thousands)                        1991    1992    1993
=======================================================
U.S. defined contribution plan  $ 4,258 $ 1,241 $   830
                                ======= ======= =======
Multi-employer plan             $ 5,664 $ 1,444 $ 1,455
                                ======= ======= =======

As a result of the Disposition discussed in Note 3, the Company recognized dur-ing 1991 curtailment gains of $159,000 and during 1992, settlement gains of $1,733,000, which are reflected in the Consolidated Statement of Operations as a component of the loss from discontinued operations, and curtailment losses of $849,000 in 1991 which are reflected in the Consolidated Statement of Opera-tions as a component of gain (loss) on businesses sold/held for sale. Due pri-marily to changing the assumed discount rate for the Company's U.S. defined benefit plans from 8.5% at December 31, 1992 to 7.25% at December 31, 1993, the amount reported within stockholders' equity as excess of additional pension li-ability over unrecognized prior service cost increased by $6,428,000 in 1993 compared with 1992. The change in discount rate was also the primary reason for the increase in long-term pension liabilities, as reported in the Consolidated Balance Sheets.

19. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS OTHER THAN PENSIONS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Effective January 1, 1993 the Company adopted SFAS No. 106, "Employers' Ac-counting for Postretirement Benefits Other Than Pensions" for its U.S. plans. SFAS No. 106 requires measurement of the obligations of an employer to provide future postretirement benefits and the accrual of costs during the years that the employee provides services. The Company provides postretirement health and life insurance benefits under unfunded plans to a select group of retired U.S. employees. The Company has fixed its per retiree cost of providing these bene-fits to a majority of these participants. The accumulated postretirement bene-fit obligation at adoption was approximately $21,501,000 and is being recog-nized over the expected payment period of 14 years. The adoption of SFAS No. 106 did not have a material impact on the Company's Statements of Operations or Cash Flows. Prior to the adoption of SFAS No. 106, the Company expensed the net cost of providing such benefits to retired employees on a pay-as-you-go basis. The Company is also required to adopt the provisions of SFAS No. 106 with re-spect to its foreign postretirement benefit plans for fiscal years beginning after December 15, 1994. The Company plans to adopt this standard as required, and is currently evaluating its impact.

The following table sets forth the U.S. plans' funded status reconciled with the amount recognized in the Company's Consolidated Balance Sheets.

(Thousands)                                                December 31, 1993
============================================================================
Accumulated Postretirement Benefit Obligation:
 Retired employees                                                  $(21,068)
                                                                    ========
 Unfunded accumulated benefit obligation in excess of plan
  assets                                                            $(21,068)
 Unrecognized net (gain)/loss                                          1,004
 Unrecognized transition obligation                                   19,934
                                                                    --------
 Accrued postretirement benefit cost                                $   (130)
                                                                    ========

For the purposes of measuring the December 31, 1993 accumulated postretirement benefit obligation, the per capita cost of covered health care benefits was as-sumed to increase at 12.25% from 1993 to 1994 for retirees not in the Company's fixed cost plan. The rate was assumed to decrease gradually down to 4.75% by 2002 and remain at that level thereafter. Because the health care cost trend rate assumption affects relatively few participants, there is no significant effect on the amounts reported. Increasing assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $468,000, or 2.2%. The weighted average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1993 was 7.25%.

                                         Robertson-Ceco Corporation

Net periodic postretirement benefit cost for 1993 included the following compo-nents:

                                                 Year Ended
(Thousands)                               December 31, 1993
===========================================================
Interest cost                                        $1,716
Net amortization and deferral                         1,567
                                                     ------
Net periodic postretirement benefit cost             $3,283
                                                     ======

For purposes of measuring the 1993 net periodic postretirement benefit cost, the per capita cost of covered health care benefits was assumed to increase at 13.5% from 1993 to 1994 for retirees not in the fixed cost plans. The rate was assumed to decrease gradually down to 6.0% by 2002 and remain level thereafter. Because the health care cost trend rate assumption affects relatively few par-ticipants, increasing assumed health care cost trend rates by one percentage point each year would increase the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for fiscal 1993 by $22,000, or 0.7%. The weighted average discount rate used in determining the 1993 expense was 8.5%.

In the fourth quarter of 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits". This statement requires an accrual method of recognizing postemployment benefits. The cumulative effect of adopt-ing SFAS No. 112 was $1,200,000. Prior to the adoption of SFAS No. 112, the Company expensed the net cost of providing these benefits on a pay-as-you-go basis. Amounts recognized in prior years Statements of Operations were not ma-terial.

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Quarterly financial data is summarized as follows:

                                       First    Second     Third    Fourth
==========================================================================
1993 (a)
========
Revenue                             $ 80,431  $ 93,955  $106,043  $ 99,477
Cost of sales                         71,187    78,683    89,333    84,416
Income (loss) from
 continuing operations                (8,615)   (3,772)  (10,878)      662
Net income (loss)                     (8,615)   (3,772)   (5,511)   (3,038)
Income (loss) per share from
 continuing operations              $  (9.85) $  (4.35) $  (1.16) $    .05
Net income (loss) per common share  $  (9.85) $  (4.35) $   (.59) $   (.22)
1992 (b)
- -------
Revenue                             $ 88,618  $ 97,511  $102,485  $112,339
Cost of sales                         79,396    87,193    89,743    96,484
Income (loss) from continuing
 operations                          (32,632)  (16,603)   (3,261)  (14,852)
Net income (loss)                    (32,632)  (18,203)   (5,458)  (14,852)
Income (loss) per share from
 continuing operations              $ (37.07) $ (18.93) $  (3.77) $ (16.93)
Net income (loss) per common share  $ (37.07) $ (20.74) $  (6.26) $ (16.93)

(a) In the third quarter of 1993, the Company recorded a charge of $9,700,000 for the sale of the Company's U.K. Subsidiary (Note 3) and an extraordinary gain of $5,367,000 resulting from the completion of the Company's Exchange Of-fer (Note 10). In the fourth quarter of 1993, the Company recorded a charge for discontinued operations of $2,500,000 (Note 3) and a charge of $1,200,000 for the cumulative effect of an accounting change (Note 19). As discussed in Note 3, fourth quarter results for 1993 exclude the operations of the sold U.K. Sub-sidiary.

(b) As discussed in Note 2, during 1992, the Company took certain actions with respect to the operational and financial restructuring of the Company. As a re-sult of the restructuring plan, the Company was required to provide for the es-timated costs associated with the restructuring, as well as losses on busi-nesses held for sale. These estimates resulted in charges (credits) to the first, second, third and fourth quarters of 1992 as follows: $20,502,000, $3,000,000, $(9,932,000), and $3,108,000, respectively. In the second quarter of 1992, the Company provided $3,500,000 for various environmental matters and in the third quarter of 1992, the Company provided $4,167,000 to write-off its equity investment (Note 4) and $3,900,000 to recognize a loss from discontinued operations (Note 3). The second quarter's sales and cost of sales reflect a re-classification resulting from the Company's decision, in the third quarter, to retain certain foreign businesses. Such reclassifications had no effect on loss from continuing operations or on net loss.

REPORT OF
INDEPENDENT
ACCOUNTANTS
To the Board of Directors and
Stockholders of Robertson-Ceco Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows present fairly, in all material respects, the financial position of Robertson-Ceco Corporation and its subsidiaries (the "Company") at December 31, 1993, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with gener-ally accepted auditing standards which require that we plan and perform the au-dit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by man-agement, and evaluating the overall financial statement presentation. We be-lieve that our audit provides a reasonable basis for the opinion expressed above. The financial statements of Robertson-Ceco Corporation for the years ended December 31, 1992 and 1991 were audited by other independent accountants whose report dated February 25, 1993 (May 3, 1993 as to Note 2) expressed an unqualified opinion on those statements and included an explanatory paragraph that described the substantial doubt about the Company's ability to continue as a going concern.

As discussed in Note 19 to the financial statements, the Company changed its method of accounting for postemployment benefits in 1993 by adopting Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and Statement of Financial Ac-counting Standards No. 112, "Employers' Accounting for Postemployment Bene-fits". In addition, as discussed in Note 13 to the financial statements, the Company changed its method of accounting for income taxes in 1993 by adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

/s/ Price Waterhouse
Boston, Massachusetts
March 30, 1994

FINANCIAL REVIEW
OPERATING RESULTS 1993 VERSUS 1992
During the past several years, the Company has been adversely affected by the worldwide recession in the construction industry and as a result has incurred significant operating losses and has experienced severe liquidity problems. To address these problems, the Company has developed and either implemented or is in the process of implementing a number of operational and financial restruc-turing plans for the Company, including reducing operating costs to meet cur-rent and expected levels of demand, liquidating or divesting of operations which do not meet the Company's strategic direction or where the amount of cash required to restructure the business exceeds the expected return within a rea-sonable period of time, and investing in remaining businesses, where appropri-ate, to realize their potential.

The significant operational restructuring actions which were completed during 1992 and 1993 include: staff reductions at Corporate; closure of three high-cost manufacturing plants and consolidation and rationalization at the remain-ing manufacturing plants at the Metal Buildings Group; sales and closure of certain businesses; exiting markets and manufacturing operations at certain lo-cations and other reductions in fixed costs primarily through headcount reduc-tions at the Building Products Group and closure of unprofitable sales offices; closure of equipment yards and reconditioning centers; closure of the forms manufacturing facility and reductions in operating and administrative personnel at the Concrete Construction Group. In addition, there are currently a number of restructuring programs which are ongoing and under consideration, including further reductions in work force levels and rationalization through sales, re-distribution or closure of unprofitable businesses and facilities.

The significant financial restructuring actions which were completed during 1993 include: the completion of the Company's exchange offer for the Company's 15.5% Discount Subordinated Debentures due 2000 (the "15.5% Subordinated Deben-tures") for new debt and common stock and the exchange of the Company's out-standing cumulative convertible preferred stock (the "Preferred Stock") for common stock (together with the exchange of the 15.5% Subordinated Debentures, the "Exchange Offer"); replacement of the Company's domestic credit facility; significant reductions in outstanding letters of credit; renegotiation and set-tlement of certain operating leases in connection with the Company's downsizing activities; retirement of a $4.0 million facility fee note through the issuance of 1,374,292 shares of common stock; and the sale of 3,333,333 newly issued shares of the Company's common stock and the transfer of all assets, claims and rights under a foreign construction project to an outside investor indirectly controlled by a director of the Company for $10.0 million.

The operating results and financial condition of the sold U.K. Subsidiary are excluded from the Company's financial statements for all periods subsequent to September 30, 1993, which was determined to be the effective date of the sale. On July 23, 1993, a 1 for 16.5 reverse split of the Company's common stock be-came effective. All common stock shares amounts and per share data are restated to reflect the reverse split.

Overview of Results of Operations--Revenue for the year ended December 31, 1993 of $379.9 million decreased $21.0 million or 5.2% compared to 1992. Excluding the effect of the sold U.K. Subsidiary, revenues declined $10.4 million or 2.8%. The remaining decrease reflects lower sales at the Company's Building Products and Concrete Construction Groups offset in part by higher sales vol-umes at the Company's Metal Buildings Group.

The Company's gross margin percentage was approximately 14.8% in 1993 compared with 12.0% in 1992 with each of the Company's business segments reporting im-provements over 1992. The increase reflects primarily restructuring activities at the Company's Building Products Group and Concrete Construction Group and higher sales levels at the Company's Metal Buildings Group.

Selling, general and administrative expenses decreased by $20.0 million in 1993 compared with 1992. Excluding the effect of the sold U.K. Subsidiary, selling, general and administrative expenses decreased $18.5 million. The remaining de-cline represents primarily reductions in operating expenses in the Building Products Group and Concrete Construction Group resulting from restructuring ac-tions, reductions in consulting, legal and other professional fees at Corpo-rate, offset in part by higher selling and advertising costs at the Company's Metal Buildings Group. Additionally, amounts for 1993 include a credit to sell-ing, general and administrative expense of $2.8 million as a result of favora-ble settlements of certain litigation, and results for 1992 include a charge of $3.5 million relating to environmental matters and a charge of $1.3 million re-lating to severances.

For the year ended December 31, 1993 losses from continuing operations were $22.6 million compared with $67.3 million during the same period in 1992. Losses from continuing operations for 1993 include a $9.7 million loss from the sale of businesses and losses from continuing operations for 1992 include losses from the sale of businesses of $1.1 million and restructuring charges of $11.9 million. Exclusive of the 1993 and 1992 losses from sold businesses, the 1992 restructuring charges and the effect of the operating results of the sold U.K. Subsidiary which recorded an operating loss of $4.4 million in 1993 com-pared with an operating loss of $13.2 million in 1992, the Company's loss from continuing operations decreased by $32.6 million.

As further discussed below, results for the year ended December 31, 1993 in-clude a charge for discontinued operations of $2.5 million, an extraordinary gain of $5.4 million from the Company's Exchange Offer and a charge of $1.2 million for the cumulative effect of an accounting change.

The following sections highlight the Company's operating income (loss) on a segment basis and provide information on non-operating income and expenses.

Metal Buildings Group--For the year end December 31, 1993, Metal Buildings Group revenues increased by $30.9 million or 16.5% compared to 1992. The in-crease in 1993 reflects primarily improved market conditions in the United States. For the year ended December 31, 1993 operating income was $7.2 million compared with $4.2 million in 1992. The improved operating results are primar-ily attributable to higher levels of sales offset, in part, by higher per unit material costs and higher selling and advertising expenditures associated with the development of international markets.

Building Products Group--For the year ended December 31, 1993, Building Prod-uct Group revenues decreased by $47.1 million or 32.6%. Excluding the effect of the sold U.K. Subsidiary, Building Products Group revenues decreased $36.5 million or 33%. The decline reflects weak market conditions and pressures on selling prices at both the Company's U.S. and foreign operations. For the year ended December 31, 1993, the Building Products Group reported an operating loss of $6.7 million compared with $18.1 million in 1992. The 1993 and 1992 operating losses include operating losses before restructuring charges of $3.9 million and $7.6 million, respectively, from the sold U.K. Subsidiary. The 1992 operating losses also include restructuring charges of $7.6 million. Ex-clusive of these items, the operating results for the Building Products Group were losses of $2.8 million in 1993 compared with losses of $2.9 million in 1992. The decrease in operating losses is primarily a result of downsizing and restructuring actions which have decreased operating and fixed costs, offset, in part, by a significant decline in revenues.

Concrete Construction Group--For the year ended December 31, 1993, Concrete Construction Group revenues decreased by $4.8 million or 7.0% compared to 1992. The decline reflects decreases resulting from the closure of unprofit-able sales offices and from weaknesses in the U.S. non-residential construc-tion markets. For the year ended December 31, 1993, the Concrete Construction Group reported operating income of $4.5 million compared with an operating loss of $4.7 million in 1992. The operating loss for 1992 includes a restruc-turing charge of $2.7 million. The improvement in the operating results re-flects better job executions, savings from restructuring activities and other reductions in operating costs, including reductions in worker's compensation and other insurance costs.

At December 31, 1993, the backlog of unfilled orders believed to be firm for the Company's ongoing businesses was approximately $151 million. On a compara-ble basis, adjusted for the sale of the U.K. Subsidiary, which had at December 31, 1992 backlog of approximately $26 million, the order backlog was approxi-mately $143 million at December 31, 1992. Approximately $10 million of the De-cember 31, 1993 backlog is expected to be performed after 1994.

Other Income (Expenses).

Interest expense for the year ended December 31, 1992 and 1993 totalled $15.3 million and $10.8 million, respectively. The decrease in interest expense of $4.5 million for 1993 compared with 1992 is primarily due to the completion of the Exchange Offer which became effective July 14, 1993. On a proforma basis, assuming that the Exchange Offer had occurred on January 1 of 1992 and 1993, reported interest expense for the years ended 1992 and 1993 would have been reduced by $10.7 million and $6.5 million, respectively.

On November 9, 1993, the Company sold its U.K. Subsidiary and in connection with the sale recorded a charge of $9.7 million in the third quarter of 1993. The Company's decision to sell the U.K. Subsidiary was based on the current negative economic outlook for the entity's operation which was not expected to improve in the foreseeable future and the estimated cost to continue to sup-port and to further restructure and downsize the business.

Other income (expense)-net for the year ended December 31, 1993, totalled $.8 million compared to $(6.8) million for 1992. The 1992 expense includes charges of approximately $6.2 million associated with operating losses and the writedown of an equity investment and foreign exchange losses of $1.1 million.

Income taxes--The Exchange Offer has resulted in a "Change in Ownership", as defined by Section 382 of the Internal Revenue Code. The effect of this trans-action is to limit the Company's ability to utilize its unused U.S. tax loss carryforwards which existed prior to the Change in Ownership. At December 31, 1993, the Company has worldwide net operating loss carryforwards of $38.2 mil-lion for tax reporting purposes which are available to offset future income without limitation. Approximately $17.8 million of the tax net operating loss carryforwards relate to domestic operations and are available for use until expiration in the year 2009. The foreign net operating loss carryforwards at December 31, 1993 were $20.4 million and expire at various dates in the years 1995 through 2004. Should another "Change in Control" occur, the Company's current domestic loss carryforwards would be further limited.

Discontinued Operations--During the year ended December 31, 1993, the Company recorded a charge of $2.5 million reflecting primarily provisions for costs associated with the settlement of claims and disputes associated with the Company's discontinued custom curtainwall operations which were discontinued in 1988.

Accounting Changes--Effective January 1, 1993, the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" for its U.S. plans and SFAS No. 109 "Accounting for Income Taxes". The adop-tion of these statements did not have a material impact on the Company's Con-solidated Balance Sheets or Statements of Operations and the financial state-ments of prior periods have not been restated.

Also, in the fourth quarter of 1993, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits". The cumula-tive effect of the adoption of SFAS No. 112 was a charge of $1.2 million and has been recorded in the 1993 Consolidated Statement of Operations as a cumu-lative effect of accounting change.

                                         Robertson-Ceco Corporation

The Company believes that the adoption of the above accounting standards, ex-clusive of the cumulative effect associated with the adoption of SFAS No. 112, would not have a material effect on reported operating results for 1991, 1992 and 1993.

Other Accounting Pronouncements--In May 1993, the Financial Accounting Stan-dards Board issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 114 and No. 115 are effective for fiscal years beginning after December 15, 1994 and December 15, 1993, respectively. The Company will implement these statements as required. The future adoption of these standards is not expected to have a material effect on the Company's Consolidated Balance Sheet or Statement of Operations. The Company is also required to adopt the provisions of SFAS No. 106 with respect to its foreign postretirement benefit plans for fiscal years beginning after December 15, 1994. The Company plans to adopt this standard as required, and is currently evaluating its impact.

Litigation--Several contracts related to the Company's discontinued custom curtainwall operations continue to be the subject of litigation. In one of the actions, the owner and the general contractor for the project have claimed the Company and Federal Insurance Company, as issuer of a performance bond in con-nection with the Company's work, are liable for $29.9 million in excess comple-tion costs and delay damages due to the Company's alleged failure to perform its obligations under its subcontract. The Company has taken action to enforce a $5.0 million mechanic's lien against the building and seeks to recover more than $10.0 million in costs and damages caused by the general contractor's breach of the subcontract with the Company.

The Company filed suit in state court in Iowa against the owner, general con-tractor and a subcontractor seeking payment of amounts owed to the Company and other damages in connection with a pre-engineered metal building project in An-chorage, Alaska. The general contractor subsequently filed suit in state court in Alaska against a number of parties, including the Company and its surety, alleging against the Company breach of contract, breach of implied warranties, misrepresentation and negligence in connection with the fabrication of the building and seeking damages in excess of $10.0 million. The Company believes that it is entitled to payment under its contract and that it has meritorious defenses against the claims of the general contractor.

Two separate, but related lawsuits have been filed against the Company in con-nection with a $2.4 million subcontract performed by the Company to supply cus-tom curtainwall on a commercial office building. On January 29, 1991, the gen-eral contractor filed suit in federal court in Houston, Texas, asserting claims for the owner/developer of the project as well as attempting to enforce indem-nification for a $4.0 million state court judgement against the general con-tractor by virtue of the indemnity provisions in the subcontract. The Company has filed an action in the federal court in St. Louis, Missouri, seeking a de-claratory judgement that it is not liable under the indemnity provision or for any of the owner/developer's claims. The general contractor has filed a coun-terclaim, seeking to enforce its indemnification claim as well as the assigned claims. The general contractor's counterclaim seeks indemnity of $4.0 million and unspecified damages.

There are various other proceedings pending against or involving the Company which are ordinary or routine given the nature of the Company's business. The Company has recorded a liability related to litigation where it is both proba-ble that a loss has been incurred and the amount of the loss can be reasonably estimated. While the outcome of the Company's legal proceedings cannot at this time be predicted with certainty, management does not expect that these matters will have a material adverse effect on the Consolidated Balance Sheets or Statement of Operations of the Company.

During 1993 and through February 1994, the Company resolved and settled certain litigation relating to matters of alleged employment discrimination and alleged breaches of real estate leases by the Company. These settlements did not have a material adverse effect on the Company's 1993 Consolidated Statement of Opera-tions.

Environmental Matters--The Company has been identified as a potentially respon-sible party by various federal and state authorities for clean-up at various waste disposal sites. While it is often extremely difficult to reasonably quan-tify future environmental related expenditures, the Company has engaged various third parties to perform feasibility studies and assist in estimating the cost of investigation and remediation. The Company's policy is to accrue environmen-tal and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably esti-mated. Based upon currently available information, including the reports of third parties, management does not believe that the reasonably possible loss in excess of the amounts accrued would be material to the consolidated financial statements.

OPERATING RESULTS 1992 VERSUS 1991
In connection with the Company's operational restructuring plans, on February 3, 1992, the Company sold certain of its domestic building products and con-struction businesses including the Company's door businesses (the "Door Busi-nesses") and certain of the Company's U.S. building products businesses (the "X-1 Businesses") for $135 million (the "Disposition"). Additionally, during the first quarter of 1992, the Company sold its U.S. floor and deck businesses (the "Floor Business") and its subsidiary located in South Africa (the "South African Subsidiary") for $2.4 million and $5.3 million, respectively. As the Door Business represented a segment of the Company, the results of operations for the year ended December 31, 1991, have been reclassified to reflect the Door Business as a discontinued operation.

The X-1 Businesses, the Floor Business and the South African Subsidiary (col-lectively, the "Sold Businesses"), which were held for sale at December 31, 1991 represent a portion of a business segment. Accordingly, the results of operations for the year ended December 31, 1991, include the Sold Businesses while results of operations for the year ended December 31, 1992 exclude the Sold Businesses. The net assets of the Door Business and the Sold Businesses were reflected as net assets held for sale (current) at December 31, 1991.

Overview of Results of Operations--During fiscal 1992, each of the Company's businesses continued to be adversely effected by the weak worldwide conditions in most major nonresidential construction markets. For the year ended December 31, 1992, revenues were $401.0 million, a decrease of $250.5 million or 38% compared to the same period in 1991. Approximately $157.3 million or 24% repre-sents 1991 revenues associated with the Sold Businesses. The remaining decrease of 14% reflects primarily lower sales volumes resulting from continued weak conditions experienced in most major non-residential construction markets and competitive market pressures on selling prices.

The Company's gross margin percentage was approximately 12.0% in 1992 compared with 11.4% in 1991. The slight improvement was a result of the exclusion of the Sold Businesses which had a gross margin in 1991 of approximately 8.3% offset by declining margins in the Company's Building Products Group and Concrete Con-struction Group resulting primarily from market pressures on selling prices and unabsorbed fixed costs. The Company's Metal Buildings Group gross margin per-centage was unchanged from 1991 to 1992.

Selling, general and administrative expenses decreased by $21.4 million in 1992 compared with 1991. Approximately $19.7 million of the decline resulted from the exclusion of Sold Businesses. The remaining decline represents reductions in costs at the operating units resulting from the restructuring actions offset by higher expenses at the Corporate Group related primarily to environmental matters, consulting, legal and other professional fees, severances and other costs.

For the year ended December 31, 1992, losses from continuing operations were $67.3 million compared with $109.0 million during the same period in 1991. Op-erating results for the year ended December 31, 1992 include restructuring ex-pense of $11.9 million compared with restructuring expense of $34.8 million in 1991. Exclusive of the 1992 and 1991 restructuring expenses, the losses re-corded on the sale of businesses, and the effect of the Sold Businesses, which recorded a loss from operations of $7.8 million, net of a $1.9 million restruc-turing charge in 1991, the Company's loss from continuing operations increased $13.2 million. The continued operating losses were primarily a result of unab-sorbed fixed costs at the Company's operations which have been affected by sig-nificant declines in revenue during 1992 and 1991 and certain non-operating ex-penses incurred in 1992 which are further described in the Other Income (Ex-penses) section below. The Company did not anticipate that there would be a significant improvement in most of the existing markets for the Company's prod-ucts and services during 1993. As a result, the Company took restructuring ac-tions to appropriately size its unprofitable operations to meet existing and expected levels of demand and sought to expand products and markets, as appro-priate.

The following sections highlight the Company's operating income (loss) on a segment basis and provide information on non-operating income and expenses and discontinued operations.

Metal Buildings Group--Metal Buildings Group revenues declined by $12.6 million or 6% for the year ended December 31, 1992, compared to 1991. The decline in revenues was primarily due to the soft U.S. and Canadian markets for the group's products, and to consolidation and restructuring activities which re-sulted in temporary delays in shipments during the reorganization. For the year ended December 31, 1992, operating income was $4.2 million, compared to a $5.7 million operating loss in 1991. The improved operating results, despite the de-cline in revenues were primarily attributable to restructuring actions imple-mented during the first quarter of 1992 which resulted in plant closures and cost reductions attributable to redistributing manufacturing operations and equipment from closed operations and improved capacity and cost effectiveness at remaining operations.

Building Products Group--For the year ended December 31, 1992, Building Prod-ucts Group revenues decreased by $223.7 million or 61% compared to 1991. Ap-proximately $157.3 million or 43% represents the 1991 revenues of the Sold Businesses. The remaining decline reflected lower activity at the Company's op-erations, primarily in the United Kingdom, United States and Canada, due to overall market weaknesses. For the year ended December 31, 1992, the Building Products Group recorded an operating loss of $18.1 million compared with an op-erating loss of $36.0 million in 1991. The 1992 loss included a restructuring provision of $7.6 million related to charges taken to recognize impairment of asset values and costs to restructure the foreign subsidiaries. The 1991 oper-ating loss included restructuring expenses of $18.4 million. Exclusive of the 1992 and 1991 restructuring expense and the effect of the Sold Businesses which recorded an operating loss of $7.8 million in 1991, the operating loss of the Building Products Group increased by $.7 million during the year ended December 31, 1992, compared to 1991. The 1992 operating losses were primarily due to un-absorbed fixed costs attributable to lower revenue levels and project losses at the Company's subsidiaries in the United Kingdom, Canada and Australia.

Concrete Construction Group--For the year ended December 31, 1992, Concrete Construction Group revenues declined $15.9 million or 19% compared to 1991. The decline in revenues reflected the continued weakness in the U.S. non-residen-tial construction markets, pressure on sales prices and management's selectiv-ity in accepting projects. For the year ended December 31, 1992, the operating loss was $4.7 million compared with an operating loss of $.7 million in 1991. The 1992 and 1991 operating losses included restructuring charges of $2.7 mil-lion and $1.6 million, respectively. Exclusive of the effect of the restructur-ing charges recorded in 1992 and 1991, operating losses for this group in-creased $2.9 million for the year ended December 31, 1992 compared to 1991. The 1992 increase in operating losses reflected

                                         Robertson-Ceco Corporation
lower levels of revenue and competitive pricing pressures, partially offset by cost reductions resulting from restructuring activities which have included closures of sales offices, consolidations in regional facilities and reductions in work force levels. As a result of the continued weakness in the U.S. non residential building market, the Company took actions to further size opera-tions to forecasted demand and in connection therewith, recorded a $2.7 million restructuring charge during the fourth quarter of 1992.

Other Income (Expenses)--Interest expense for the year ended December 31, 1992 totaled $15.3 million, compared to $20.9 million for 1991. The decrease in in-terest expense was primarily due to the Company's repayment of debt with pro-ceeds from the Disposition.

The Company recorded charges associated with trailing liabilities of the Sold Businesses of $1.1 million for the year ended December 31, 1992.

Other income (expense)--net for the year ended December 31, 1992 totaled $(6.8) million, compared to $(2.0) million for 1991. Interest income increased from $.9 million in 1991 to $1.7 million in 1992 as a result of higher levels of short-term investments, due to proceeds from the Disposition. The remaining in-crease in other expense in 1992 was primarily attributable to 1992 charges re-flecting operating losses and write-offs aggregating $6.2 million relating to the Company's equity investment and to foreign exchange losses of $1.1 million.

Income taxes--Income tax expense represents primarily taxes on foreign earnings which could not be offset by loss carryforwards.

Discontinued Operations--During the year ended December 31, 1992, the Company recorded a charge of $3.9 million reflecting primarily provisions for the set-tlement of contract disputes and litigation, and the write-off of related ac-counts receivable determined to be uncollectible associated with the Company's discontinued custom curtainwall operation.

LIQUIDITY AND CAPITAL RESOURCES.

The Company has incurred significant losses from continuing operations during the past several years, including the first three quarters of 1993. The combi-nation of these operating losses, along with the funding required for restruc-turing activities, trailing liabilities associated with sold and discontinued businesses and substantial financing expenses have placed a strain on the Company's liquidity. To respond to this situation, the Company has taken a num-ber of operational and financial restructuring actions which are designed to improve the Company's profitability and liquidity. The status of the Company's financial activities, as well as the Company's liquidity and capital resources is summarized below.

During the year ended December 31, 1993, the Company used approximately $20.2 million of cash, including amounts which were previously restricted, to fund its operating activities. Of this amount approximately $14.5 million was used for restructuring related activities, $2.8 million was paid in connection with the new domestic credit facility and the Exchange Offer, and $1.7 million was used to fund the operating activities of the sold U.K. Subsidiary. Funding of this operating deficit was provided primarily through cash which was previously restricted under the Company's former domestic credit facility. In addition, during the year the Company spent approximately $5.5 million on capital expen-ditures, most of which were directed toward upgrading and improving manufactur-ing equipment and data processing systems at the Company's Metal Buildings Group and manufacturing operations at the Building Products Group. Funding of investing activities was largely offset by proceeds received from sales of property and equipment and assets held for sale which aggregated $4.5 million for the year. Cash provided by financing activities during the year consisted of borrowings of $5.0 million provided under the Company's new domestic credit facility and $7.0 million which was provided through the sale of common stock. Also during the year, the Company paid down approximately $2.3 million of long-term debt which consisted primarily of industrial revenue bonds and an out-standing real estate mortgage. As a result, primarily of the financing activi-ties discussed above, unrestricted cash and cash equivalents at December 31, 1993 increased by $8.4 million over December 31, 1992. At December 31, 1993, the Company had $15.7 million of unrestricted cash and cash equivalents which consisted of $2.9 million of cash and short-term investments located at foreign subsidiaries which is available to fund local working capital requirements and $12.8 million of cash located in the U.S. which was available for general busi-ness purposes.

On April 12, 1993, the Company entered into a new credit agreement (the "Credit Facility") with Foothill Capital Corporation ("Foothill"). Under the terms of the Credit Facility, Foothill agreed to provide the Company with a term loan and a revolving line of credit of up to a maximum amount of $35.0 million. The initial funding of the Credit Facility occurred on May 3, 1993 (the "Closing Date"). Under the terms of the Credit Facility, the revolving line of credit is determined based on a percentage of eligible (as defined and subject to certain restrictions) accounts receivable and inventory, plus an amount equal to $10.0 million (which is reduced by $166,667 per month commencing six months after the Closing Date), plus the amount provided by the Company as cash collateral, if any, less the amount of $5.0 million required to be outstanding under the term loan (each together the "Borrowing Base"). The Credit Facility requires that the Company borrow $5.0 million under the term loan and provides for additional borrowings and or issuances of commercial or standby letters of credit or guar-antees of payment with respect to such letters of credit in an aggregate amount not to exceed $30.0 million, based upon availability under the Borrowing Base. At December 31, 1993, the amount of the Borrowing Base was approximately $30.0 million and was used to support outstanding letters of credit of $29.4 million.

The Credit Facility required payment on the Closing Date of a facility note in an amount equal to $4.0 million (the "Facility Note"). On November 30,

1993 the Company paid in full the Facility Note, plus accrued interest, and in settlement thereof, issued 1,374,292 shares of the Company's common stock to Foothill.

In addition to the Credit Facility, borrowing arrangements are in place at certain international locations to assist in supporting local working capital requirements. The outstanding balance of such short-term loans payable at De-cember 31, 1993 was $1.1 million. At December 31, 1993 the Company had in place at its international locations unused lines of credit of $1.0 million and letter of credit and guarantee facilities of $8.9 million of which $4.4 million was outstanding. In connection with the Company's financial restruc-turing plan, during 1993, the Company reduced its letter of credit guarantees which were outstanding at December 31, 1992 under its domestic credit facili-ties by $12.6 million.

On July 14, 1993 the Company consummated its Exchange Offer. Pursuant to the Exchange Offer, $63.7 million principal amount of the Company's 15.5% Subordi-nated Debentures plus accrued but unpaid interest of approximately $17.1 mil-lion were exchanged for an aggregate of $17.9 million principal amount of the Company's 10%-12% Senior Subordinated Notes due 1999 and 10,041,812 shares of the Company's common stock, and all 500,000 outstanding shares of the Company's Preferred Stock were exchanged for an aggregate of 137,030 shares of the Company's common stock. Interest on the 10%-12% Senior Subordinated Notes is payable semi-annually on May 31 and November 30 of each year. Interest ac-cruing on the 10%-12% Senior Subordinated Notes through and including May 31, 1995 may, at the Company's option, be paid in cash or additional 10%-12% Se-nior Subordinated Notes, and thereafter will be paid in cash. Interest accrues on the 10%-12% Senior Subordinated Notes from May 31, 1993 through and includ-ing November 30, 1994 at the rate of 10% per annum if paid in cash and 12% per annum if paid in additional 10%-12% Senior Subordinated Notes, and thereafter accrues at 12% per annum. The November 30, 1993 interest payment was paid by the Company in additional 10%-12% Senior Subordinated Notes.

At December 31, 1993, the 15.5% Subordinated Debentures consisted of principal of $5.2 million and unamortized discount of $.4 million. The 15.5% Subordi-nated Debentures, which accrete in value at the rate of 17.4% per annum, began to accrue cash interest December 9, 1991. The Company did not make its sched-uled interest payments on its 15.5% Subordinated Debentures which were due on May 31, 1992, November 30, 1992, May 31, 1993 and November 30, 1993, and con-
sequently was in default under the indenture. On February 15, 1994, the Com-pany paid all past due interest, including interest on past due interest, which in the aggregate approximated $1.8 million, thereby curing the event of default under the indenture. The payment of this interest payment was largely offset by the receipt of a $1.7 million settlement payment in February of 1994 for an old backcharge claim related to a job completed in 1989.

On December 9, 1993, the Company entered into an agreement with an investor, indirectly controlled by a member of the Company's board of directors, which provided the Company with an additional $10.0 million of liquidity. In consid-eration for the $10.0 million, the Company agreed to issue to the investor 3,333,333 shares of the Company's common stock and to transfer all assets, claims and rights under a foreign construction project under which the devel-oper has been placed in insolvency.

OUTLOOK
Operating profits, along with bookings and backlog at the Company's Metal Buildings Group, Concrete Construction Group and certain of the Company's Building Products businesses, in particular, the Company's Asia/Australia op-erations, have shown significant improvements throughout 1993, and in the fourth quarter of 1993 the Company recorded income from continuing operations of $662,000. The Company's North American and European Building Products oper-ations continue to be adversely affected by weak market conditions and severe competition and as a result are continuing to experience declines in revenue and incur operating losses. In November of 1993 the Company sold its U.K. sub-sidiary which had accounted for a significant portion of the Company's Build-ing Product Group's operating losses and cash flow deficit during 1993. At each of the remaining Building Products businesses which continue to operate unprofitably, the Company is evaluating various alternatives and has been and is continuing to implement restructuring and other actions.

The Company expects, however, that demands on its liquidity and credit re-sources will continue to be significant throughout most of 1994 as a result of the anticipated funding required for seasonal operating losses during the first quarter of 1994, expected requirements for working capital in connection with business growth and bonding requirements, and funding requirements for restructuring programs, nonrecurring cash obligations and trailing liabilities associated with sold and discontinued businesses. The Company expects to meet these requirements through a number of sources, including available cash which was $15.7 million at December 31, 1993, reductions in letter of credit re-quirements for certain obligations, availability under domestic and foreign credit facilities, and to a lesser extent, through proceeds from asset sales and settlements of certain outstanding claims. To further assist in funding anticipated working capital growth requirements, on March 30, 1994, the Com-pany received a commitment letter from Foothill Capital Corporation, the cur-rent lender under the Company's domestic credit facility, which under its terms, would amend the Company's existing domestic credit facility by tempo-rarily increasing the Company's maximum availability under the facility by $10 million from the current level of $35 million to $45 million through June 30, 1994 and would expand the definition of the borrowing base (upon which avail-ability is determined) to include certain assets of the Company's Canadian op-erations. Under the Foothill Capital Corporation proposal, the Company would have a one time option of extending the increase in the maximum availability to $45 million through November 30, 1994 and to $40 million through December 31, 1994. The Company is currently negotiating with an outside commercial bank to participate with Foothill Capital Corporation in the credit facility and to extend the maximum availability to $45 million through the entire term of the credit facility.

                                         Robertson-Ceco Corporation

Based upon the Company's current assumptions, the Company believes that avail-able liquidity and credit will be sufficient to meet its needs at least through the end of the year. In the event that the Company's business growth exceeds expectations, improvements in operating cash flow do not meet anticipated lev-els, or anticipated sources of liquidity and credit as described above do not meet expectations, the Company may be required to restrict such growth and/or may seek to raise additional capital through the sale of businesses, through further expansion of existing credit facilities or through new credit facili-ties, through a possible debt or equity offering or a combination of the above.

FIVE YEAR SUMMARY (UNAUDITED)


Statements of Operations
Data (a)(b)(c)(d):
(In thousands, except
share data)                              Year Ended December 31
===============================================================================
                                  1989      1990       1991      1992   1993(E)
===============================================================================
Net revenues                  $540,512  $551,905  $ 651,453  $400,953  $379,906
- -------------------------------------------------------------------------------
Costs and expenses:
Cost of Sales                  459,447   474,771    577,482   352,816   323,619
Selling, general and admin-
 istrative                      69,059    78,457    101,929    79,188    59,190
Restructuring expense (in-
 come)                              --    (2,105)    34,776    11,858        --
- -------------------------------------------------------------------------------
Total costs and expenses       528,506   551,123    714,187   443,862   382,809
- -------------------------------------------------------------------------------
Operating income (loss)         12,006       782    (62,734)  (42,909)   (2,903)
Interest expense               (10,655)  (11,861)   (20,910)  (15,319)  (10,762)
Gain (loss) on businesses
 sold/held for sale              1,211        --    (25,371)   (1,132)   (9,700)
Other income (expense), net      5,619     2,893      2,012    (6,783)      771
- -------------------------------------------------------------------------------
Income (loss) from continu-
 ing operations before in-
 come taxes                      8,181    (8,186)  (107,003)  (66,143)  (22,594)
Income taxes                     2,689     2,552      2,030     1,205         9
- -------------------------------------------------------------------------------
Income (loss) from continu-
 ing operations                  5,492   (10,738)  (109,033)  (67,348)  (22,603)
Income (loss) from discon-
 tinued operations              (1,148)   (1,944)   (15,769)   (3,797)   (2,500)
Extraordinary gain on debt
 exchange                           --        --         --        --     5,367
Cumulative effect of ac-
 counting change (f)                --        --         --        --    (1,200)
- -------------------------------------------------------------------------------
Net income (loss)             $  4,344  $(12,682) $(124,802) $(71,145) $(20,936)
===============================================================================
Earnings (loss) per common
 share(d):
Continuing operations         $  13.70  $ (23.93) $ (124.49) $ (76.69) $  (3.65)
Discontinued operations          (2.97)    (4.29)    (17.95)    (4.31)     (.40)
Extraordinary item                  --        --         --        --       .86
Cumulative effect of ac-
 counting change (f)                --        --         --        --      (.20)
- -------------------------------------------------------------------------------
Net income (loss) per common
 share                        $  10.73  $ (28.22) $ (142.44) $ (81.00) $  (3.39)
===============================================================================
Weighted average number of
 common shares outstanding         384       457        878       880     6,217
===============================================================================
Cash dividends declared per
 common share                       --        --         --        --        --
===============================================================================

FIVE YEAR SUMMARY (UNAUDITED) Continued



Balance Sheet Data (a) (b) (c):
(Thousands)                                      December 31
==============================================================================
                                    1989     1990     1991      1992   1993(E)
==============================================================================
Working capital surplus (defi-
 ciency)                        $ 59,289 $ 63,602 $ 51,377 $(101,200) $  4,708
Total assets                     307,850  539,340  422,937   232,370   181,823
Long-term debt (current por-
 tion) (g)                         4,382    3,476   65,964    67,420       390
Long-term debt (excluding cur-
 rent portion)                    46,885  108,056   69,897     1,426    45,084
Stockholders' equity (defi-
 ciency)                          81,502  155,545   39,874   (34,189)  (16,663)
==============================================================================

(a) The consolidated financial data reflect the results of operations and as-sets and liabilities of Ceco Industries subsequent to November 1, 1990. See Note 3 of the Notes to Consolidated Financial Statements.
(b) The consolidated statements of operations data exclude the results of op-erations of the Sold Businesses subsequent to December 31, 1991. For pur-poses of the consolidated balance sheet data, the Sold Businesses were re-corded as net assets held for sale at December 31, 1991. See "Financial Review" and Note 3 of the Notes to Consolidated Financial Statements.
(c) The consolidated statements of operations data exclude the results of op-erations of the Company's sold U.K. Subsidiary for periods subsequent to September 30, 1993. The consolidated balance sheet data exclude the assets and liabilities of the sold U.K. Subsidiary for all years subsequent to December 31, 1992. See "Financial Review" and Note 3 of the Notes to Con-solidated Financial Statements.
(d) On July 23, 1993, a 1 for 16.5 reverse split of the Company's common stock became effective. All common stock share amounts and per share data are restated to reflect the reverse split.
(e) The consolidated financial information as of and for the year ended Decem-ber 31, 1993 includes the effects of the Company's Exchange Offer which was consummated on July 14, 1993. See "Financial Review" and Notes 2 and 10 of the Notes to Consolidated Financial Statements.
(f) In the fourth quarter of 1993, the Company adopted Statement of Accounting Standards No. 112 "Employers' Accounting for Post Employment Benefits". See "Financial Review" and Note 19 of the Notes to Consolidated Financial Statements.
(g) As a result of a default under the indenture, the amount of long-term debt (current portion) at December 31, 1992 includes $63,347,000, classified as current related to the Company's 15.5% Discount Subordinated Debentures due 2000. See Note 10 of the Notes to Consolidated Financial Statements.

ROBERTSON-CECO CORPORATION



DIRECTORS

ANDREW G. C. SAGE, II Chairman, Robertson-Ceco Corporation

MICHAEL E. HEISLEY Chief Executive Officer and Vice Chairman, Robertson-Ceco
 Corporation and Chairman of the Executive Committee of Pettibone Corporation, a diversified manufacturing company

DENIS N. MAIORANI President, Robertson-Ceco Corporation

FRANK A. BENEVENTO, II General Partner of Energy Recovery Fund and President and Chief Executive Officer of Energy Recovery Management, Inc., the management company of the Energy Recovery Fund

STANLEY G. BERMAN Consultant to Retail Industry, former Executive Vice
 President of Grossman's Inc., a retail building materials company

MARY HEIDI HALL JONES Management of Personal Investments

KEVIN E. LEWIS Chairman of Furr's Bishop's, Inc., an operator of cafeteria, buffet and specialty restaurants

LEONIDS RUDINS Consultant to Chemical Industry and former President of
 International Business Management Association, Inc., a consulting company

GREGG C. SAGE Managing Director, Sage Capital Corporation, a business and financial management corporation


OFFICERS

ANDREW G. C. SAGE, II Chairman

MICHAEL E. HEISLEY Chief Executive Officer and Vice Chairman

DENIS N. MAIORANI President

DOUGLAS P. GERNERT Senior Vice President and President of Cupples Products
 Division

JOHN T. BAKER Vice President, Financial Planning

STEPHEN P. BISHOP Vice President and Treasurer

GEORGE S. PULTZ Vice President, General Counsel and Secretary

GERARDO RODRIGUEZ Vice President and President of Building Products Europe

RONALD W. SCHUSTER Vice President and President, Robertson-Ceco Concrete
 Construction

JOHN C. SILLS Vice President and Controller


COMMITTEES OF THE BOARD

AUDIT COMMITTEE                COMPENSATION COMMITTEE
Stanley G. Berman (Chairman)   Mary Heidi Hall Jones (Chairman)
Frank A. Benevento, II         Kevin E. Lewis
Leonids Rudins                 Leonids Rudins


NOMINATING COMMITTEE
Kevin E. Lewis (Chairman)
Michael E. Heisley
Andrew G. C. Sage, II

INVESTOR INFORMATION
FORM 10-K
The Company's annual report on Form 10-K as filed with the Securities and Ex-change Commission will be sent free of charge to any stockholder upon receipt of a written request sent to:
                       Investor Relations
                       Robertson-Ceco Corporation
                       222 Berkeley St., Boston, MA 02116

COMMON STOCK
The Company's common stock is traded on the New York Stock Exchange under the symbol RHH. Its performance can be followed on the business page of most daily newspapers and in national financial publications. As of March 14, 1994, there were 2,844 holders of record of the Company's common stock.

COMMON STOCK PRICES AND DIVIDENDS
The range of stock prices and dividends per common share by quarters for the past two years is set forth below. Under the terms of the Company's domestic credit agreement, the Company is restricted from paying cash dividends on its common stock.
- --------------------------------------------------------------------------------

                           1st       2nd       3rd      4th
- -----------------------------------------------------------
 1993(1) HIGH        $11 11/32 $9 9/32   $4 7/8    $3 5/8
         LOW           6  3/16  3 3/32    4 1/8     2 1/2
         DIVIDENDS    --       --         --        --

 1992(1) High        $74 1/4   $37 1/8   $20 5/8   $20 5/8
         Low         39 3/16    15 15/32  15 15/32   9 9/32
         Dividends    --       --         --        --

(1) On July 23, 1993, a 1 for 16.5 reverse stock split of the Company's common stock became effective. This reverse stock split followed the issuance as of July 14, 1993 of 10,178,842 shares, after giving effect to the reverse stock split, in exchange for $63,733,867 principal amount of the Company's 15.5% Subordinated Debentures due 2000 and 500,000 shares of the Company's Preferred Stock pursuant to an exchange offer for such debentures and pre-ferred stock consummated on this date. The high and low sales prices per share of common stock prior to July 23, 1993 are adjusted for the above re-verse stock split.

TRANSFER AGENT AND REGISTRAR
American Stock Transfer and Trust Company
New York, New York

NOTES AND DEBENTURES TRUSTEES
10%-12% Senior Subordinated Notes due 1999
- --IBJ Schroeder Bank & Trust, New York, New York
15.5% Discount Subordinated Debentures due 2000
- --Banc One Ohio Trust Company, N.A., Columbus, Ohio

           Robertson-Ceco Corporation